As filed with the Securities and Exchange Commission on January 20, 2000
                                                      Registration No. 333-93859
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                Amendment No. 1
                                       to


                                    FORM SB-2

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                       NEUROBIOLOGICAL TECHNOLOGIES, INC.
           (Name of Small Business Issuer as specified in its charter)

           Delaware                            2836                      94-3049219
(State or other jurisdiction of    (Primary Standard Industrial       (I.R.S. employer
 incorporation or organization)     Classification Code Number)     identification number)

        1387 Marina Way South, Richmond, California 94804, (510) 215-8000 (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)

                                   ----------

                                 Paul E. Freiman
                      President and Chief Executive Officer
                       NEUROBIOLOGICAL TECHNOLOGIES, INC.
                              1387 Marina Way South
                           Richmond, California 94804
                                 (510) 215-8000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

                                   Copies to:

                               Stephen C. Ferruolo
                         Heller Ehrman White & McAuliffe
                        4250 Executive Square, 7th Floor
                            San Diego, CA 92037-9103
                            Telephone: (858) 450-8400
                            Facsimile: (858) 450-8499

                                   ----------

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after this Registration Statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE ARE NOT ALLOWED TO SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


PROSPECTUS (Subject to Completion) Dated January __, 2000


                       NEUROBIOLOGICAL TECHNOLOGIES, INC.

                        5,434,700 SHARES OF COMMON STOCK

       2,604,880 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS

                                   ----------

     These shares may be offered and sold from time to time by the stockholders of the Company identified in this prospectus. See "Selling Stockholders". Of the shares offered by this prospectus, 5,434,700 of the shares were acquired by the selling stockholders, and 2,173,880 of the shares are issuable upon exercise of warrants to purchase common stock issued to the selling stockholders, in the Company's recent unit financing. In addition, 431,000 shares are issuable upon exercise of warrants to purchase common stock issued to the placement agent in connection with the financing.

     The selling stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares.

     On December 22, 1999, Neurobiological Technologies, Inc. had 13,259,790 shares of common stock issued and outstanding. Our common stock trades on the Over the Counter (OTC) Bulletin Board(R), an electronic stock listing service provided by the Nasdaq Stock Market, Inc. under the symbol "NTII". On December 27, 1999, the last bid price for the common stock on the OTC Bulletin Board was $2.94 per share.

     Our principal offices are located at 1387 Marina Way South, Richmond, California, and our phone number is (510) 215-8000.

                                   ----------

     Beginning on page 3, we have listed several "Risk Factors" which you should consider. You should read the entire prospectus carefully before you make your investment decision.

                                   ----------

     Neither the Securities and Exchange Commission nor state regulatory authorities has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ----------



                The date of this prospectus is January __, 2000

                                TABLE OF CONTENTS

Forward-Looking Information................................................... 2
Risk Factors.................................................................. 3
Use of Proceeds............................................................... 9
Market Price/Dividends........................................................ 9
Management's Discussion and Analysis of Financial Condition...................10
Business......................................................................12
Directors and Executive Officers..............................................20
Executive Compensation........................................................21
Certain Relationships and Related Transactions................................23
Security Ownership of Certain Beneficial Owners and Management................24
Description of Common Stock...................................................25
Selling Stockholders..........................................................26
Plan of Distribution..........................................................29
Legal Matters.................................................................30
Experts.......................................................................30
Where You Can Find More Information...........................................30

                                   ----------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of Neurobiological Technologies, Inc. common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

     In this prospectus, the "Company," "Neurobiological Technologies, Inc.," "NTI," "we," "us," and "our" refer to Neurobiological Technologies, Inc.

                           FORWARD-LOOKING INFORMATION

     Statements made in this prospectus or in the documents incorporated by reference herein that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. A number of risks and uncertainties, including those discussed under the caption "Risk Factors" beginning on page 3 and the documents incorporated by reference in this prospectus could affect such forward-looking statements and could cause actual results to differ materially from the statements made in this prospectus.

                                  RISK FACTORS

     You should consider carefully the following risk factors, along with the other information contained or incorporated by reference in this prospectus, in deciding whether to invest in our securities. These factors, among others, may cause actual results, events or performance to differ materially from those expressed in any forward-looking statements we make in this prospectus.

NTI will require substantial additional funds to conduct the research and development and preclinical and clinical testing of its potential products and to market any products that may be developed.

     Since 1987 when NTI was founded, we have applied a substantial portion of our resources to our research and development programs. As part of the strategic planning process, we have limited expenditures to only two drug candidates, Memantine and XERECEPT.

     We will need to obtain additional financing to continue operations beyond June 30, 2000. NTI intends to seek such funding through public or private financings, collaborative or other arrangements with corporate partners, or from other sources. There is a risk that we may not be able to obtain the additional financing from any of these sources, or, if financing is available, that it will not be available on acceptable terms. In addition, we may seek to raise additional funds whenever market conditions permit. Raising additional funds through issuing equity securities may result in significant dilution to our existing stockholders.

     If we are not able to raise adequate funds, we may be required to delay, scale back, or terminate our clinical trials, or to obtain funds through collaborative partners or others. Such arrangements may require us to give up additional rights to our technology, product candidates or products.

     Our future capital requirement will depend on a number of factors, including:

* the amount of royalties received from Merz + Co. GmbH & Co. for future sales of Memantine;
*    the progress of our clinical development programs;
*    the time and cost involved in obtaining regulatory approvals;
* the cost of filing, prosecuting, defending, and enforcing patent claims and other intellectual property rights;
*    competing technological and market developments;
*    our ability to establish collaborative relationships;
*    the development of commercialization activities and arrangements; and
*    the purchase of additional capital equipment.

Our continuing losses raised a going concern issue in the report of our independent auditors.

     The report of our independent auditors with respect to our financial statements included in our Annual Report on Form 10-KSB for the year ended June 30, 1999 includes a paragraph indicating that, as more fully described in the financial statements, our recurring losses during the development stage and a working capital deficit and net capital deficiency at June 30, 1999 raise substantial doubt about our ability to continue as a going concern.

Because all our potential products are in clinical development, we may not develop a candidate product that will receive required regulatory approval or be successfully commercialized.

     We are still in the development stage and have no marketable products. As a result, we have no revenues from product sales, and most of our resources are dedicated to the development of selected candidate pharmaceutical products.


     We are currently completing the analysis of the results of our Phase IIB clinical trials of Memantine for peripheral diabetic neuropathy which appeared to confirm that Memantine administered in 40 mg dosage reduces the chronic nighttime pain experienced by many diabetics. The results of our Phase II studies of Memantine, if confirmed when our analysis of the data is completed, may not be necessarily indicative of those that will be obtained upon further clinical testing in later stage clinical trials if such trials are conducted. In addition, we recently announced the conclusion of our abbreviated Phase II clinical trial of XERECEPT for peritumoral brain edema.

Further, even though the results of abbreviated XERECEPT clinical trials confirmed neurologic improvements, the data were not statistically significant and the status of any further clinical development of XERECEPT for this indication is uncertain.

Our potential products are subject to the risks of failure inherent in the development of products based on new technologies.

     Our potential products are subject to the risks of failure inherent in the development of products based on new technologies. These risks include the possibility that the potential products may:

*    be found to be unsafe, ineffective or toxic;
*    fail to receive necessary regulatory clearances;
* if approved, be difficult to manufacture on a large scale or uneconomical to market;
* be precluded from marketing by NTI due to the proprietary rights of third parties; and
* not be successful because third parties market or may market superior or equivalent products.

     Our development activities may not result in any commercially viable products. NTI does not expect to be able to commercialize any products for a number of years, if at all.

We have relied and will continue to rely heavily on others for research, development, manufacture and commercialization of our potential products.

     We have entered into various contractual arrangements (many of which are non-exclusive) with consultants, academic collaborators, licensors, licensees and others, and we are dependent upon the level of commitment and subsequent success of these outside parties in performing their responsibilities. Certain of these agreements place significant responsibility for preclinical testing and human clinical trials and for preparing and submitting submissions for regulatory approval for potential products on the collaborator, licensor or contractor. If the collaborator, licensor or contractor fails to perform, our business, financial conditions and results may be adversely affected.

     We have also relied on scientific, mechanical, clinical, commercial and other data supplied and disclosed by others in entering into these agreements. We have relied on this data in support of applications for human clinical trials for our potential products. Although we have no reason to believe that this information contains errors or omissions of fact, it is possible that there are errors or omissions of fact that would change materially to our view of the future likelihood of FDA approval or commercial viability of these potential products.

     A number of our agreements and licenses with third parties require us to pay royalties and make other payments to such parties. Failure by NTI to make such payments could cause us to lose rights to technology or data under these agreements.

     With respect to Memantine, NTI is dependent on Merz for:

*    the  manufacturing and supply of drug for any future human clinical trials;
     and
* the successful commercialization of the product to treat neuropathic pain and AIDS-related dementia.


The only revenues that we will receive in the future for Memantine are royalties received on product sales by Merz or its marketing partner or partners. Any failure by Merz or its partners to successfully commercialize Memantine after its development will have a material adverse effect on our business, financial condition and results of operations. Further, were Merz to terminate our agreement, as Merz may unilaterally do under certain circumstances, we would lose all rights to Memantine, which would have a material adverse effect on our business, financial condition and results of operations.



The FDA and state and local agencies, and comparable agencies and entities in foreign countries impose substantial requirements on the manufacturing and marketing of human therapeutics through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time consuming procedures.

     All of our products will require regulatory approval prior to commercialization in any country. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing and other FDA requirements in the United States and similar health authorities in foreign countries. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, recordkeeping, clinical trials and marketing of such products, including the use, manufacture, storage, recordkeeping, disposal of hazardous materials and certain waste products. The process of obtaining these approvals and the subsequent compliance with appropriate federal, state, and foreign statutes and regulations require the expenditure of substantial resources. We cannot yet accurately predict when we might be able to first submit an application for approval of any products to the FDA or other regulatory review agency.

     In order to clinically test, produce, and market products for therapeutic use, a company must comply with mandatory procedures and safety standards established by the FDA and comparable agencies in foreign countries.

     A company generally must conduct preclinical testing on laboratory animals of new pharmaceutical products prior to commencement of clinical studies involving humans. These studies evaluate the potential efficacy and safety of the product. The company then submits the results of these studies to the FDA as part of an investigational new drug application or IND, which must become effective before beginning clinical testing in humans.

     Typically, human clinical evaluation involves a time-consuming and costly three-phase process:

* In Phase I, a company conducts clinical trials with a small number of subjects to determine a drug's early safety profile and its pharmacokinetic pattern.
* In Phase II, a company conducts clinical trials with groups of patients afflicted with a specific disease in order to determine preliminary effectiveness, optimal dosages and further evidence of safety.
* In Phase III, a company conducts large-scale, multi-center, comparative trials with patients afflicted with a target disease in order to provide enough data to demonstrate the effectiveness and safety required by the FDA prior to commercialization.

     The FDA closely monitors the progress of each phase of clinical testing. The FDA may, at its discretion, re-evaluate, alter, suspend, or terminate testing based upon the data accumulated to that point and the FDA's assessment of the risk/benefit ratio to patients.

     The results of the preclinical and clinical testing are submitted to the FDA in the form of a new drug application or NDA for approval prior to commercialization. In responding to an NDA, the FDA may grant marketing approval, request additional information, or deny the application. Failure to receive approval for any of our potential products would have a material adverse effect on NTI. Among the requirements for product approval is the requirement that each domestic manufacturer of the product conform to the FDA's current Good Manufacturing Practice regulations, which must be followed at all times. Compliance with the cGMP regulations requires that manufacturers continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance.

     Once the sale of a product is approved, FDA regulations continue to govern the manufacturing process and marketing activities. A post-marketing testing and surveillance program may be required to continuously monitor a product's usage and effects in patients. Product approvals may be suspended or withdrawn if compliance with regulatory standards is not maintained.

     Foreign regulatory approval of a product must also be obtained prior to marketing the product internationally. Foreign approval procedures vary from country to country. The time required for approval may delay or prevent marketing in certain countries. In certain instances, the company or its collaborative partners may seek approval to market and sell certain products outside of the United States before submitting an application for United States approval to the FDA. The clinical testing requirements and the time required to obtain foreign regulatory approvals may differ from that required for FDA approval.

     Fulfillment of regulatory requirements for marketing human therapeutics typically takes many years and varies substantially based on the type, complexity, and novelty of the drug for which approval is sought. Government regulation may:

* delay for a considerable period of time or prevent marketing of any product that we may develop; and/or

*    impose costly procedures upon our activities.

Either of these effects of government regulation may provide an advantage to our competitors.

     There can be no assurance that FDA or other regulatory approval for any products developed by NTI will be granted on a timely basis or at all. Any delay in obtaining, or failure to obtain, required approvals would adversely affect the marketing of our proposed products and our ability to earn product revenues or royalties.

     In addition, success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. As with any regulated product, additional government regulations may be instituted which could delay regulatory approval of our potential products. Additional government regulations that might result from future legislation or administrative action cannot be predicted.

Our success  will  depend,  in large  part,  on our ability to obtain or license
patents,   protect  trade  secrets  and  operate  without  infringing  upon  the proprietary rights of others.

     The patent position of biotechnology firms generally is highly uncertain because:

* patents involve complex legal and factual issues that have recently been the subject of much litigation;
* no consistent policy has emerged from the United States Patent and Trademark Office regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents; and
* others may independently develop similar products, duplicate any of our potential products, or design around the claims of any potential patented products of NTI.

     In addition,  because of the time delay in patent  approval and the secrecy
afforded   United  States  patent   applications,   we  do  not  know  if  other
applications, that might have priority over our applications, have been filed.

     As a result of all of these factors, there can be no assurance that patent applications relating to our potential products or processes will result in patents being issued, or that patents, if issued, will provide protection against competitors who successfully challenge our patents, obtain patents than may have an adverse effect on our ability to conduct business, or be able to circumvent our patent position.

     A number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with NTI's or any of our licensors' technologies or patent applications. Such conflict could limit the scope of the patents, if any, that we may be able to obtain or to which we have a license or result in the denial of our patent applications or the patent applications for which we have licenses. In addition, if patents that cover our activities have been or are issued to other companies, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost, or be able to develop alternative technology.

Competition in pharmaceutical products and drug delivery systems is intense.

     Competition in the biopharmaceutical industry is intense and is expected to increase. The development and sale of drugs for the treatment of the therapeutic targets we pursue is highly competitive. There are therapies under development for each of these therapeutic targets. We may not develop products that will be as efficacious or as cost-effective as currently-marketed products. Because we have non-exclusive licenses to patent rights covering certain uses of XERECEPT, others may develop, manufacture and market products that could compete with those we develop.

     We will face intense competition from pharmaceutical, chemical, and biotechnology companies both in the United States and abroad in our attempt to discover, develop and market therapeutic drugs. Companies that complete clinical trials, obtain required regulatory approvals and commence commercial sales of their products before their competitors may achieve a significant competitive advantage. In addition, we will face competition from universities and other nonprofit research institutions, which now conduct significant level of research in biotechnology and medicine and are increasingly active in seeking patent protection and licensing revenues for their research.

     We believe that our ability to compete successfully will depend, among other factors, on our ability to:

*    obtain funding;
*    create and maintain scientifically advanced technology;
*    develop proprietary products that can be protected by patents;
*    attract and retain scientific personnel;
*    obtain patent or other protection for its products;
*    obtain required regulatory approvals; and
* manufacture and successfully market products either alone or through other parties.

     Most of our competitors have substantially greater financial, marketing and human resources, and accordingly we will need to continue to attract and retain qualified scientific personnel, finance pre-clinical and clinical trials, obtain requisite regulatory approvals and commercialize our products.

Because we do not have our own manufacturing facilities we face risks from outsourcing.

     We have established arrangements with our corporate collaborator, Merz + Co. GmbH & Co., and with contract manufacturers to supply potential products for preclinical and clinical trials. We intend to establish similar arrangements for the manufacture, packaging, labeling and distribution of our products if they are approved for marketing.

     We face certain risks by outsourcing manufacturing, including:

* the delay of our preclinical and human clinical testing if our contractors are unable to supply sufficient quantities of product candidates manufactured in accordance with cGMP on acceptable terms;
* the delay of market introduction and subsequent sales of such products if we encounter difficulties in establishing relationships with manufacturers to produce, package and distribute our products; and
* adverse effects on FDA pre-market approvals of the products of our collaborators and contract manufacturers if they do not adhere to cGMP regulations.

     Therefore, our dependence on third parties for the manufacture of products may adversely affect our results of operations and our ability to develop and deliver products on a timely and competitive basis.

Clinical trials or marketing of any of our potential products may expose us to liability claims from the use of such products which our insurance may not cover.

     We have a limited amount of product liability insurance to cover liabilities arising from clinical trials. It is possible that our current insurance may not be adequate to cover any liabilities arising from our clinical trials.

         Our current product liability insurance does not cover commercial sales of products. We can not be sure that we will be able to obtain product liability insurance covering commercial sales or, if such insurance is obtained, that sufficient coverage can be acquired at a reasonable cost. An inability to obtain insurance at acceptable cost or otherwise protect against potential product liability claims could prevent or inhibit commercialization of any products we develop. Further reductions in our staff might significantly delay the achievement of planned development objectives.

     Each person currently employed by NTI serves an essential function. During fiscal year 1998, we reduced our workforce from 22 to 13 persons, during fiscal year 1999 we reduced our workforce from 13 to 11 persons, and during the quarter ending September 30, 1999, we further reduced our workforce from 11 to 10 persons. Any further reduction in force could impair our ability to manage ongoing clinical trials and may have a material adverse effect on our operations.

If previously unregistered shares of our common stock are sold into the market, it could cause the price of our common stock to drop.

     Prior to this offering, we had approximately 7,825,090 shares of common stock outstanding. This prospectus covers an additional 8,039,580 shares of common stock. Consequently, the number of shares freely tradable in the open market will increase significantly. If holders of these shares sell large numbers of their shares in the open market, the market price of the common stock could fall sharply. In addition, the perception that such sales could occur may cause the market price of our common stock to remain relatively low indefinitely.

The market price of the shares of our common stock has been, and is likely to continue to be, highly volatile.

     The average daily trading volume of our common stock during fiscal 1999 has been low compared to that of other biopharmaceutical companies. Our common stock was delisted from The Nasdaq Stock Market in February 1998 because we failed to meet the financial conditions necessary to remain listed. The delisting has adversely affected, and is expected to continue to adversely affect, the trading volume and price volatility of our stock.

     Other factors that may cause volatility in our stock price include:

* the results of preclinical studies and clinical trials by NTI or our competitors;
*    other  evidence  of  the  safety  or  efficacy  of  products  of NTI or our competitors;
* announcements of technological innovations or new therapeutic products by NTI or our competitors;
*    developments  in  patent  or  other  proprietary   rights  of  NTI  or  our
     competitors, including litigation;
*    fluctuations in our operating results;
*    government regulation and health care legislation; and
*    market conditions for life sciences' stocks in general.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. If the warrants underlying certain of the shares offered under this prospectus are exercised by paying cash, rather than pursuant to their net exercise provisions, we could receive up to approximately $5.3 million in proceeds. We intend to use any proceeds we receive from the exercise of the warrants for general corporate purposes.

                   MARKET PRICE OF NTI COMMON STOCK; DIVIDENDS

     Since February 1998, the Company's common stock has been quoted on the Over-the-Counter ("OTC") Bulletin Board, an electronic stock listing service provided by The Nasdaq Stock Market, Inc., under the symbol NTII.

     As of December 22, 1999, there were approximately 282 holders of record of the Company's common stock and 13,259,790 shares of common stock outstanding.

     The price range of the Company's common stock during the past two fiscal years is shown below. Except as otherwise noted, high and low prices given here refer to the high and low bid quoted on the OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

        Fiscal 1998                                      High            Low
        -----------                                      ----            ---
        First Quarter*............................       $3.63          $1.56
        Second Quarter*...........................       $3.56          $0.44
        Third Quarter.............................       $1.28          $0.47
        Fourth Quarter............................       $1.50          $0.69

        Fiscal 1999                                      High            Low
        -----------                                      ----            ---
        First Quarter.............................       $1.06          $0.38
        Second Quarter............................       $0.69          $0.41
        Third Quarter.............................       $0.66          $0.47
        Fourth Quarter............................       $1.44          $0.50


        Fiscal 2000                                      High            Low
        -----------                                      ----            ---
        First Quarter.............................       $1.53          $0.84
        Second Quarter ...........................       $3.75          $0.84
        Third Quarter (through January 14, 2000) .       $3.81          $2.81
----------
* Prices shown during these quarters reflect the high and low closing price of the Company's Common Stock on the Nasdaq SmallCap Market.


     No dividends have been paid on the common stock since the Company's inception, and the Company does not anticipate paying any dividends in the foreseeable future.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     Statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operation," and elsewhere in this prospectus that are not historical are forward-looking statements and are subject to a number of risks and uncertainties which could cause actual results to differ materially from those discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those set forth under "Risks Factors".

     Since 1987 when NTI was founded, the Company has applied a majority of its resources to its research and development programs. The Company is a development stage company, has not received any revenue from the sale of products, and does not anticipate receiving revenue from the sale of products in the near future. The Company has incurred losses since its inception and expects to incur substantial, increasing losses due to ongoing and planned research and development efforts.

RESULTS OF OPERATIONS

Three Months Ended September 30, 1999 and September 30, 1998

     The Company's research and development expenses increased to approximately $536,000 in the three months ended September 30, 1999 from approximately $441,000 in the same period of the prior year. The increase was primarily due to the initiation of a Phase IIB human clinical trial to evaluate Memantine as a treatment for peripheral diabetic neuropathy. General and administrative expenses increased to approximately $247,000 in the three months ended September 30, 1999 from $222,000 in the three months ended September 30, 1998. The increase was primarily due to increased expenditures in activities relating to seeking financing and corporate partnerships. Interest income decreased to $2,000 in the three months ended September 30, 1999 from $23,000 in the same period of the prior year primarily due to lower average cash balances.

Fiscal Years Ended June 30, 1999 and June 30, 1998

     The Company's research and development expenses increased to $2,780,000 in fiscal 1999 from $2,026,000 in fiscal 1998. The increase in fiscal 1999 was primarily due to the initiation of a Phase IIB human clinical trial to evaluate Memantine as a treatment for peripheral diabetic neuropathy. General and administrative expenses decreased to $1,058,000 in fiscal 1999 from $2,347,000 in fiscal 1998. The decrease in fiscal 1999 was primarily due to lower salaries, facility costs and professional fees. In fiscal 1999, the Company's revenues of $99,544 were due to a Small Business Innovative Research grant awarded from the NIH. Interest income decreased from $99,000 in fiscal 1998 to $47,000 in fiscal 1999, primarily due to changes in average cash balances.

     The Company expects to incur substantial ongoing costs primarily for Phase II clinical trials for its development programs and related administrative support. The Company expects that its expenditures will continue to increase as its products move through Phase II and, if the Phase II trials are successful, Phase III clinical trials.

LIQUIDITY AND CAPITAL RESOURCES

     The Company expects its cash requirements to increase significantly in future periods. Future cash requirements will depend on numerous factors, including: the in-licensing of potential drug candidates; the progress on development programs; the time and costs involved in seeking to obtain regulatory approval; the ability of the Company to establish collaborative arrangements; product commercialization activities; and the acquisition of manufacturing or laboratory facilities.

     From inception through November 30, 1999, the Company has raised a total of $35.5 million in net proceeds from the sale of common and preferred stock.

     The Company believes that its available cash and cash equivalents of approximately $2.6 million as of November 30, 1999 are adequate to fund its operations through the fiscal year ending June 30, 2000. The

Company will need to raise substantial additional capital to fund operations beyond the fiscal year ending June 30, 2000. The Company intends to seek funding through public or private financings, collaborative or other arrangements with corporate partners, or from other sources. However, there can be no assurance that funding will be available on favorable terms from any of these sources, if at all. If such funding is unavailable, the Company will be required to delay, scale back, or eliminate one or more of its research, discovery, or development projects, including clinical trials, and to make further reductions in workforce. The Company will also need to consider obtaining funds through entering into arrangements with collaborative partners or others which may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would not otherwise relinquish, and other restructuring alternatives, including the license or sale of certain of its assets and technology, discontinuing operations or liquidation.

IMPACT OF YEAR 2000 ISSUE

     Year 2000 or Y2K exposure is the result of computer programs using two instead of four digits to represent the year. These computer programs may erroneously interpret dates beyond the year 1999, which could cause system failures or other computer errors, leading to disruptions in operations.

     The Company has completed an assessment of its computer systems. The Company utilizes only commercially available software applications and these have been upgraded to versions that the vendors advertise to be Y2K compliant. The Company has contacted selected vendors with regards to their Y2K status. Based upon vendors' representations to date, the Company believes that they will be able to supply NTI with its needs in the year 2000.

     NTI believes its computer systems will function properly with regard to Y2K. If any problems were to arise, the worst-case scenario for Y2K problems for NTI would be to cease using the affected systems for an indefinite period of time while the Company attempts to correct the problems. In the event that Y2K issues are not resolved in a timely manner, the Company will implement alternative methods to carry out these tasks and services until the affected systems are upgraded. However, we do not know if this would have a material effect on NTI's operations, liquidity or financial condition.

     NTI has made forward-looking statements regarding its Y2K compliance. These statements include the expected completion schedule for system upgrades and the costs to the Company of such upgrades. There are many factors that could cause actual events or results to differ materially from those stated in the forward-looking statements. These factors include difficulties in identifying or upgrading software or hardware systems that are not currently Y2K compliant and in coordinating these efforts through NTI's internal staff and specialized contractors. The Company expects to be able to complete these upgrades before any Y2K problem could arise. Unanticipated problems such as material costs caused by undetected errors or defects in the technology used in the Company's internal systems could delay the Company's completion of the upgrades.

                                    BUSINESS

OVERVIEW

     NTI is an emerging drug development company focused on the clinical development and regulatory approval of neuroscience drugs. NTI is developing neuroprotective and neuromodulatory agents to treat progressive neurological impairments characteristic of various nervous system disorders, including diabetic neuropathy, brain cancer and AIDS dementia syndrome. NTI was organized as a California corporation in 1987, and it was reincorporated in Delaware in 1994.

     Our strategy is to in-license and develop early-stage drug candidates that target major medical needs and that may be rapidly commercialized. Our experienced management team oversees the human clinical trials necessary to establish preliminary evidence of efficacy and seeks partnerships with pharmaceutical and biotechnology companies to complete development of and market its product candidates.

     NTI has recently completed Phase II human clinical testing for two product candidates. One of these, the orally-available compound Memantine, appears to restore the function of impaired neurons by modulating the N-methyl-D-aspartate ("NMDA") receptor, integral to the membranes of such cells. Such restoration of function inhibits injured or damaged neurons from firing abnormally, a pathological process associated with many neurological conditions, including dementia, Alzheimer's disease, neuropathic pain (persistent pain resulting from abnormal signals to the brain) and AIDS dementia. Memantine may be an effective and marketable treatment for such conditions due to its favorable side effect profile and oral dosage formulation. There are currently no approved neuroprotective treatments for any of the pathologies associated with abnormal NMDA-receptor activity.


     Memantine has been marketed by Merz + Co. GmbH & Co. of Frankfurt, Germany in Germany since 1989 with the labeling "dementia syndrome." In April 1998, we entered into a strategic research and marketing cooperation agreement with Merz and a revenue sharing partnership with Children's Medical Center Corporation of Boston, Massachusetts, to further the development and commercialization of Memantine. Pursuant to this agreement, Children's Medical Center Corporation terminated our existing license for AIDS-related dementia and neuropathic pain and granted exclusive rights to Merz. In exchange, we received an up-front payment of $2.1 million from Merz. NTI and Children's Medical Center Corporation will share in future revenue from sales of Memantine by Merz or its marketing partners. NTI and Merz are currently assisting each other to advance their respective clinical development programs by sharing their scientific information and clinical trial data. We are also seeking a marketing agreement for Memantine with a large pharmaceutical company.

     In October 1999, we announced that our alliance partner, Merz + Co. GmbH & Co., concluded two major Phase III trials in vascular dementia with Memantine and that the initial results look promising. A total of 900 patients were enrolled in multiple sites in the UK and France. The trial was designed to investigate improvements in cognition, a major focus of drug therapy for dementia. Merz plans to disclose data from the trials at the International Stockholm/Springfield Symposium on Advances in Alzheimer's Therapy Conference to be held in Stockholm in April 2000. Merz's Phase III program for Memantine as a treatment for Alzheimer's disease in the United States is continuing. In January 2000, the Company announced that the preliminary results of its 421 patient Phase IIB clinical trial of Memantine as a treatment for painful diabetic neuropathy in diabetics showed that subjects receiving 40 mg dosages of Memantine had a statistically significant reduction in nighttime pain intensity compared to subjects receiving placebo at the end of eight weeks. Although positive trends were seen in the groups treated with 20 mg of Memantine compared to placebo, no statistical significance was observed. The Company is currently completing its analysis of the trial data.


     Memantine is also currently being evaluated as a treatment for AIDS-related dementia in a Phase II human clinical trial funded by the National Institutes of Health or NIH. The trial is being conducted by AIDS Clinical Trials Group or ACTG, and is designed to evaluate Memantine's ability to reduce symptoms of dementia and neuropathic pain in patients with AIDS. The ACTG has also implemented a protocol permitting open-label dosing for up to 60 weeks following the double blinded phase of the trial. This open-label phase will provide data on the long-term safety of Memantine. NTI is supplying Memantine for the trial and will have the right to use the resulting data for the commercial development of Memantine for that indication.

     We are also developing XERECEPT, our synthetic preparation of the natural human peptide Corticotropin-Releasing Factor or CRF, as a treatment for brain swelling due to brain tumors (peritumoral brain edema). We evaluated XERECEPT, a synthetic preparation of the natural human peptide, Corticotropin-Releasing Factor in a randomized, double-blind, positive-controlled Phase II human clinical trial for peritumoral brain edema (swelling of the brain caused by a tumor). We closed enrollment for this trial at 33 patients (one third of projected enrollment) in order to provide expedited but abbreviated analysis of the data. All responders, as defined by the trial protocol, were in the XERECEPT treatment groups. Rigorous statistical analysis of the data was not meaningful due to the small numbers enrolled. The clinical study should be regarded as confirmatory but not definitive with regard to neurologic improvements that may be attained with XERECEPT in symptomatic brain tumor patients.

     During fiscal 1999, we were awarded a Small  Business  Innovative  Research
(SBIR) grant of approximately $100,000 from the NIH for clinical development of XERECEPT for peritumoral brain edema. In April 1998, XERECEPT received orphan drug designation for this indication. Orphan drug designation provides us with seven years market exclusivity and makes us eligible to receive Orphan Drug Grants to fund clinical research.

     Previously we sought to out-license Dynorphin A, a human peptide previously tested as an analgesic agent. During the fourth quarter of fiscal 1999, we abandoned our rights to Dynorphin A.

PRODUCT CANDIDATES

        Product/Indication              Development Status                    Primary Benefit Sought
        ------------------              ------------------                    ----------------------
MEMANTINE

Diabetic Neuropathic Pain         Phase    II   trials     completed.    Analgesia
                                  Preliminary      results      show
                                  statistically          significant
                                  improvement of 40 mg of  Memantine
                                  over  placebo in reducing  chronic
                                  nighttime pain at the end of eight
                                  weeks. Results under analysis.


AIDS-related Dementia and         Phase II trial in progress.            Improvement in neurological function
Neuropathic Pain                                                         and peripheral neuropathy.

                                  Patient enrollment completed in
                                  December 1999.

Moderate to Severe Dementia and   Phase III trial initiated in 1998.     Functional and/or cognitive
Alzheimer's Disease*                                                     improvement.


*Merz + Co. GmbH & Co. trial in the United States.

XERECEPT(TM) (CORTICOTROPIN-RELEASING FACTOR)

Peritumoral Brain Edema           Multiple Phase I/II trials completed.  Improvement in neurological function.

                                  Phase II trial enrollment closed at    Stabilization or improvement of
                                  33 patients.  Results confirmatory     neurological function.
                                  but not definitive.

SCIENTIFIC BACKGROUND

     Our therapeutic focus is neuroprotection and neuromodulation: the prevention and treatment of neurological impairment by preserving or restoring neurological function of damaged neurons. We are developing neuroprotective and neuromodulatory agents which may slow or reverse the progressive neurological impairment associated with multiple nervous system disorders, including diabetic neuropathy, brain cancer, and AIDS-dementia complex.

     Because neuronal injury contributes significantly to functional impairment in many nervous system disorders, scientists believe that neuroprotective compounds are potentially powerful and flexible therapeutic agents. Neuroprotective compounds are currently being tested in human clinical trials conducted by multiple third parties for their ability to slow or halt progressive functional neurologic impairment.

     Mechanisms common to progressive neuronal injury in various medical conditions are thought to result in multiple neurologic symptoms such as chronic pain, motor difficulties, memory loss and other cognitive deficits. By modulating such mechanisms, neuroprotective agents may prevent or restore loss of neurological function. Our current scientific focus is on two mechanisms contributing to progressive neuronal injury: excitotoxicity and edema. There is evidence that Memantine prevents or reduces excitotoxicity, a cascade of neuronal cell injury and death associated with the release of abnormal levels of excitatory neurotransmitters. XERECEPT has the potential to prevent the progressive neuronal injury resulting directly from cerebral edema (swelling of the brain), damage that more frequently results in clinical impairment than the damage resulting from the presence of a tumor.

PRODUCTS IN DEVELOPMENT

Memantine

     Memantine is an orally-available neuromodulatory agent that has been marketed in Germany since 1989 with the labeling "dementia syndrome." It is one of a class of agents referred to as NMDA-receptor antagonists. Scientific research has indicated that modulating the NMDA receptor may protect against the neuronal injury and death associated with a number of medical conditions. Accumulating evidence from various studies indicates that overstimulation of NMDA receptors contributes to the injury and death of neurons. This occurs in a variety of chronic neurodegenerative diseases including neuropathic pain, dementia, Alzheimer's disease, and Huntington's disease. There are currently no approved neuroprotective treatments for any of the pathologies associated with NMDA-receptor overstimulation.

     NTI is currently developing Memantine both as a treatment for neuropathic pain as well as for neurological deficits associated with AIDS. Estimates are that approximately 1,000,000 patients in the United States suffer from intractable neuropathic pain. In addition, as many as one-third of AIDS patients eventually develop neurological problems, such as loss of cognition and coordination.

     Nerve cells in the brain communicate by sending signals to excite or inhibit each other. These signals are initiated by compounds known as neurotransmitters. The principal excitatory neurotransmitter, glutamate, binds to the NMDA receptor embedded in the cell membrane of the neuron. When glutamate binds to the receptor, a channel in the neuron opens which enables charged calcium molecules to flow freely into the neuron. Normally, the influx of calcium triggers chemical reactions that cause the neuron to change its electrical charge and fire a message to neighboring neurons. This basic function of the NMDA receptor is essential for normal movement, sensation, memory, and cognition. In certain medical conditions, glutamate levels surrounding neurons are elevated, which results in overstimulation of the NMDA receptor. In these situations, excessive amounts of calcium enter the neuron, releasing internally stored glutamate into the surrounding area. This glutamate further stimulates NMDA receptors on neighboring neurons, causing a cascade of neuronal cell injury and/or death throughout the area, referred to as excitotoxicity.

     Neuroscientists have been developing ways to prevent the damaging influx of excess calcium into neurons. One approach is to prevent glutamate from binding to the receptor. This can be accomplished by using either a competitive NMDA-receptor antagonist which prevents glutamate from binding to the receptor, or a closed

NMDA-receptor channel blocker, which binds to the entrance of the closed channel. However, if such compounds prevent the channel from opening for too long, they may impede the normal functioning of the NMDA receptor, causing side effects including hallucinations, paranoia, delirium, and amnesia.

     Scientists affiliated with Children's Hospital of Boston, Massachusetts working on understanding the function of the NMDA receptor found Memantine to modulate the NMDA receptor's calcium ion channel. Memantine binds uncompetitively to the NMDA receptor and appears to interfere relatively little with normal functioning, while reducing abnormal signals associated with excessive calcium influx. Rather than blocking the NMDA receptor for long periods of time, Memantine appears to restore regulation of the channel to near normal activity, while permitting routine neurotransmission.

     The profound psychotic side effects associated with other NMDA receptor antagonists previously evaluated by third parties in human clinical trials have very rarely been reported with Memantine. Merz has carefully documented Memantine's history of safe clinical use in Germany over years of post-launch clinical experience and active surveillance. In a post-marketing surveillance study sponsored by Merz with 1,420 dementia outpatients treated for up to more than one year, Memantine was rated as having very good to good tolerability in 93.8% of the cases at the end of the observation period.

Product Development Status

     The Neuropathic Pain of Diabetes

     Diabetes mellitus is a chronic disorder that affects an estimated 16 million Americans. One of its most common complications is nerve damage, particularly damage to peripheral nerves that send sensory signals from the extremities to the central nervous system or CNS. This condition, referred to as peripheral diabetic neuropathy or PDN, is a large, unmet medical need. This condition most frequently damages nerves in the feet, making walking or standing painful and difficult. We estimate that approximately 800,000 patients in the United States currently receive treatments for the symptoms of PDN, including severe, chronic pain known as neuropathic pain (persistent pain in the absence of an obvious stimulus). As the neuropathy progresses, the sensation of pain may become more intense, encompass more areas, and become increasingly difficult to treat with available therapeutic agents.

     Peripheral nerve damage disrupts pain pathways in the nervous system, causing nerves to send abnormal signals that the brain interprets as pain. In effect, neurons in the CNS are bombarded with abnormal signals until their ability to process pain signals is compromised. This leads to hyper-sensitization of neurons to pain impulses and results in progressive neuronal injury in the CNS. Although the precise mechanisms of these events are not completely understood, there is evidence that overactivation of NMDA receptors in the CNS plays an important role.

     Memantine has been shown to inhibit abnormal pain signals by modulating the NMDA receptor in several animal models of neuropathic pain. Based on the results of these studies, we sponsored and completed a 122-patient placebo-controlled Phase IIA human clinical trial of Memantine in patients with neuropathic pain due to diabetes or post-herpetic neuralgia (a complication of shingles). No treatment benefit was observed in patients with post-herpetic neuralgia. Trends indicating efficacy of Memantine were observed in patients with PDN, however. The strongest efficacy trend was the reduction of nocturnal pain associated with PDN. Nocturnal pain is a major problem for these patients, frequently leading to insomnia and other associated health and psychological problems. After eight weeks of treatment in our clinical trial, subjects dosing with Memantine reported a mean nocturnal pain rating of 31.2 millimeters (on a visual analogue scale of 1-100 millimeters) compared to a mean of 44.4 millimeters for those who received placebo. The difference between these means indicates that the Memantine-treated subjects had 42% less nocturnal pain than those treated with placebo. The results for the other primary variables of daytime pain and pain relief, although not statistically significant, exhibited consistent trends representative of analgesic benefit with Memantine compared to placebo.


     Based on the results from our Phase IIA trial of Memantine in patients with neuropathic pain, we sponsored and completed a 421 patient placebo controlled Phase IIB trial of Memantine exclusively in patients with PDN.

This randomized, double-blind, placebo-controlled dose-ranging trial evaluated the ability of Memantine to relieve chronic pain due to nerve damage in patients with PDN (particularly nocturnal pain). Memantine subjects received 10 mg daily dose, escalating by 10 mg at weekly intervals to either 20 mg or 40 mg daily. In January 2000, we announced that the preliminary results of this trial showed that subjects receiving 40 mg dosages of Memantine had a statistically significant reduction in nighttime pain intensity compared to subjects receiving placebo at the end of eight weeks. Although positive trends were seen in the groups treated with 20 mg of Memantine compared to placebo, no statistical significance was observed. The Company is currently completing its analysis of the trial. If the positive results are confirmed, the Company intends to undertake Phase III clinical studies of Memantine for neuropathic pain with a collaborative partner.


     AIDS: Dementia and Neuropathic Pain

     Recent research indicates that infection of the CNS with HIV, the virus associated with AIDS, also leads to neuronal damage. Such damage may result in neurological complications, including loss of cognition, movement, and sensation, referred to as AIDS dementia complex. Approximately one-half of children and one-third of adults with AIDS are expected to develop these symptoms. There are currently no therapies specifically directed towards HIV-associated neuronal damage. Current AIDS therapies, even if effective at reducing the circulating virus level, do not appear to be effective at eliminating AIDS-induced damage to the CNS.

     Besides  the  AIDS-related  cognitive   impairments,   many  AIDS  patients
experience painful peripheral neuropathies due to overstimulation of NMDA receptors. This often occurs in the later stages of AIDS and results in a burning pain of the feet as well as pain from anything that touches the skin. Walking in particular may become extremely difficult. Effective treatments are still unavailable for this incapacitating condition and certain AIDS therapies may aggravate this type of neuropathic pain.

     Memantine has been shown to reduce NMDA receptor-mediated neuronal damage in both in vitro (outside the body) experiments and in vivo animal models. Neuronal dysfunction due to HIV infection has been shown to be mitigated by antagonists of the NMDA receptor, including Memantine.

     In December 1996, we announced the initiation of a Phase II clinical trial of Memantine as a treatment for AIDS-related dementia and neuropathic pain. This study is funded by the NIH and is being conducted by the ACTG, a clinical trials consortium associated with the Division of AIDS of the NIH. The trial protocol submitted under our Investigational New Drug application calls for the enrollment of 140 AIDS patients with symptoms of dementia. In December 1999, enrollment was completed. The ACTG has also implemented a protocol extension permitting open-label dosing for up to 60 weeks following the blinded phase of the trial. This open-label phase will provide data on the long-term safety of Memantine. We are supplying Memantine for the trial and will have the right to use the resulting data to further the commercial development of Memantine for that indication. If positive trial results are reported, we intend to discuss the additional regulatory requirements for this indication including future clinical trials with the Food and Drug Administration.

     Agreement with Merz and Additional Indications


     In April 1998, we entered into a strategic research and marketing cooperation agreement with Merz and a new revenue sharing partnership with Children's Medical Center Corporation to further the clinical development and commercialization of Memantine. Under certain circumstances, Merz may terminate this agreement upon six months notice. Pursuant to this agreement, Children's Medical Center Corporation terminated its existing license to NTI for AIDS-related dementia and neuropathic pain and granted exclusive rights to Merz. NTI and Merz will share scientific, clinical and regulatory information about Memantine, particularly safety data, to facilitate regulatory review and marketing approval by the FDA and foreign regulatory authorities.


     Pursuant to the agreement with Merz, NTI will share in future revenues from sales of Memantine for treatment of moderate to severe dementia and Alzheimer's disease, indications which Merz is developing. Severe dementia is characterized by progressive decline in motor and cognitive skills associated with multiple central nervous system disorders, chiefly neurodegenerative conditions such as Alzheimer's disease. According to the NIH, approximately 4 million people are affected by Alzheimer's disease in the U.S. There are currently no approved treatments indicating clinical benefits in patients with severe dementia.

     Merz has completed three Phase III clinical trial of Memantine for moderate to severe dementia in Europe and is currently conducting a Phase III trial in the U.S. managed by Quintiles CNS Therapeutics.

     In the March 1999 issue of the peer-review International Journal of Geriatric Psychiatry, positive results were reported from the first Phase III human clinical trial of Memantine sponsored by Merz. In this double-blind placebo-controlled trial, 166 elderly, care-dependent and severely demented patients were randomized to receive a 10 mg oral dose of Memantine or placebo for 12 weeks. All patients were diagnosed with primary dementia: 49% with Alzheimer's disease and 51% with vascular or mixed-type dementia. Subjects' motor performance and functional independence were assessed after 4 and 12 weeks of treatment using two standard scales. The effect of Memantine, as evaluated on both scales, resulted in statistically significant improvement compared to placebo. Functional evaluations performed by physicians and nursing staff included ability to move, wash, bathe and dress, as well as the ability to recognize persons and participate in group activities. Memantine was well tolerated and no significant side effects were reported.

     In October 1999, NTI announced that its alliance partner, Merz + Co. GmbH & Co., concluded two major Phase III trials in vascular dementia with Memantine and that the initial results look promising. A total of 900 patients were enrolled in multiple sites in the UK and France. The trial was designed to investigate improvements in cognition, a major focus of drug therapy for dementia. Merz plans to disclose data from the trials at the International Stockholm/Springfield Symposium on Advances in Alzheimer's Therapy Conference to be held in Stockholm in April 2000. Merz's Phase III program for Memantine as a treatment for Alzheimer's disease in the United States is continuing.

XERECEPT(TM) (Human Corticotropin-Releasing Factor)

     XERECEPT(TM) is our synthetic preparation of the human peptide Corticotropin-Releasing Factor which we are developing as a treatment for brain swelling due to brain tumors (peritumoral brain edema). There is clinical evidence that XERECEPT may be demonstrated to be a safer treatment than synthetic corticosteroids, which are associated with serious adverse side effects including muscle wasting, osteoporosis, hyperglycemia, vision problems, and psychosis. Results from preclinical studies and pilot human clinical trials previously sponsored by the Company have demonstrated the compound's potential to reduce swelling in brain tissue and to be well-tolerated and apparently safe. Thus, XERECEPT has the potential to significantly improve the quality of life for brain cancer patients with dysfunction due to brain swelling. In the United States, approximately 30,000 patients are diagnosed every year with brain tumors. Patients with this condition are in need of a safe alternative to corticosteroids, which have serious adverse effects at the high, chronic doses required for efficacy. The FDA has approved our application for orphan drug designation for XERECEPT to treat this unmet medical need. Orphan drug designation provides NTI with seven years market exclusivity and makes us eligible to receive federal monies for clinical research under the Orphan Drug Grant Program. During fiscal 1999, we were awarded a Small Business Innovative Research grant of approximately $100,000 from the NIH for clinical development of XERECEPT for peritumoral brain edema.

     CRF is a natural neuroendocrine peptide hormone found in humans both centrally (within the brain) and peripherally (outside the brain). Researchers discovered anti-edema affects of CRF through systemic administration. Research by scientific collaborators of NTI has revealed that XERECEPT significantly reduces edema or swelling of damaged tissue in animal models. Edema is a condition characterized by swelling after tissue injury when fluid, plasma proteins, and white blood cells flow from small blood vessels into the surrounding tissues, further contributing to the destruction of these tissues. Preclinical studies sponsored by the Company have shown that XERECEPT reduces the flow of fluid through blood vessels at sites of traumatic tissue injury. Specifically, these studies have shown that XERECEPT injected systemically into animals can reduce brain edema after injury, brain edema associated with cancer tumors, and swelling in muscle tissue following surgical trauma.

Product Development Status

     Peritumoral Brain Edema

     We have been initially evaluating XERECEPT for the treatment of cerebral edema caused by brain tumors. In these patients, the tumor promotes increased permeability of the small blood vessels in the brain resulting in the excess flow of fluids into the brain, swelling of brain tissue, and a consequent impairment of neurological function. Current treatment of peritumoral brain edema, primarily corticosteroids, results in serious adverse side effects at the high, chronic doses required for efficacy. Reactions can include muscle wasting, immunosuppression, osteoporosis, hyperglycemia, glaucoma, and other potentially dose-limiting side effects.

     Although endogenous CRF is involved in stimulating the release of natural corticosteroids, studies sponsored by the Company have shown that XERECEPT exerts its anti-edema action independent of cortisol release when administered systemically.

     Based on the pharmacologic profile of XERECEPT, there is evidence that the compound may be efficacious without the adverse side effects associated with current therapies. XERECEPT has been safely administered to several hundred healthy volunteers and patients according to numerous studies published by third parties. In human clinical trials sponsored by the Company, XERECEPT was well tolerated and appeared to be safe in more than 230 courses of treatment.

     Results from pilot human clinical trials previously sponsored by NTI demonstrated the potential of XERECEPT to reduce swelling of brain tissue and to be well-tolerated and apparently safe. Based on these results, we initiated a Phase II human clinical trial in 1997 to evaluate the efficacy of XERECEPT to stabilize or improve neurological symptoms caused by peritumoral brain edema. Patients enrolled in this randomized, double-blind, positive-controlled trial must have neurological symptoms requiring stable dosing of synthetic corticosteroids, the current standard treatment. We closed enrollment for this trial at 33 patients (one third of projected enrollment) in order to provide expedited but abbreviated analysis of the data. All responders, as defined by the trial protocol, were in the XERECEPT treatment groups. Rigorous statistical analysis of the data was not meaningful due to the small numbers enrolled. The clinical study should be regarded as confirmatory but not definitive with regard to neurologic improvements that may be attained with XERECEPT in symptomatic brain tumor patients. We are currently evaluating whether to commit further resources to the clinical development of XERECEPT for this indication or for other indications.

PATENTS AND PROPRIETARY TECHNOLOGY

Memantine

     In April 1998, in connection with our agreement with Merz, our exclusive license from Children's Medical Center Corporation to a series of patents and patent applications relating to certain non-ophthalmic uses of Memantine was terminated.

XERECEPT(TM)

     We hold non-exclusive worldwide licenses to four issued U.S. patents covering the composition of matter of XERECEPT and various analogues, together with certain foreign patents and patent applications. We also have exclusive rights to four issued patents and one patent application covering uses of XERECEPT and analogues. We are responsible for the costs of prosecuting the patent applications related to XERECEPT for which it has exclusive rights. In addition to the patents and pending applications we have licensed from others, we hold U.S. Patent No. 5,870,430 which covers certain liquid formulations of CRF and CRF-related peptides.

     In addition to patent protection, we rely upon trade secret protection for its confidential and proprietary information. It is our policy that each employee enter into a confidentiality agreement which contains provisions generally prohibiting the disclosure of confidential information to anyone outside NTI and requiring disclosure to NTI of ideas, developments, discoveries or inventions conceived during employment and assignment to NTI of proprietary rights to such matters related to the business and technology of NTI. However, it is possible that these agreements could be breached. In addition, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology.

MANUFACTURING

     Memantine currently is being supplied to NTI by our corporate collaborator, Merz. We have also contracted with external vendors to manufacture compounds for our other clinical trials. The manufacturers of clinical products have represented to us that they are qualified to produce drugs under FDA regulations and that they follow current Good Manufacturing Practice. XERECEPT has been manufactured by established methods using chemical synthesis to NTI specifications. We performed audits on our contractors who supplied XERECEPT to assess compliance with the cGMP regulations. Alternative cGMP suppliers of the bulk drugs and of finished dosage form products are available to us. We
currently  have  no  plans  to  build  or  develop  an  in-house   manufacturing
capability.

LEGAL PROCEEDINGS

     We are not a party to any legal proceedings.

PROPERTIES

     Our executive offices are located in Richmond, California. We entered into a sublease dated March 31, 1999 that decreased our occupied space from approximately 6,900 square feet to 5,750 square feet. The master lease, which commenced in April 1995, will expire in April 2000.

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The directors and executive officers of NTI are as follows:

Name                                  Age     Position
----                                  ---     --------
Paul E. Freiman                       65      President and Chief Executive
                                              Officer and Director
Calvert Y. Yee                        47      Vice President, Operations and
                                              Administration

Lisa U. Carr, M.D., Ph.D.             45      Vice President, Medical Affairs

Abraham E. Cohen                      63      Chairman of the Board of Directors
Enoch Callaway, M.D.                  75      Director
Theodore L. Eliot, Jr.                71      Director
Abraham D. Sofaer                     61      Director
John B. Stuppin                       66      Director

     Paul E. Freiman joined the Company as a director in April 1997 and was selected President and Chief Executive Officer in May 1997. He is the former chairman and chief executive officer of Syntex Corporation. Mr. Freiman currently serves as chairman of the boards of Digital GeneTechnologies, Inc., a private genomics company and SciGen Pte. Ltd. Mr. Freiman currently serves on the boards of Penwest Pharmaceutical Co., Calypte Biomedical Corporation and Otsuka America Pharmaceuticals, Inc. He has been chairman of the Pharmaceutical Manufacturers Association of America (PhARMA) and has also chaired a number of key PhARMA committees. Mr. Freiman is also an advisor to Burrill & Co., a San Francisco merchant bank. Mr. Freiman holds a B.S. degree from Fordham University and an honorary doctorate from the Arnold & Marie Schwartz College of Pharmacy.

     Calvert Y. Yee has been Vice President, Operations and Administration of the Company since February 1991. Prior to joining NTI, Mr. Yee was employed for 15 years with Cetus Corporation, where he held both research and management positions, serving as Senior Director, Research and Development Administration and Operations from 1987 until September 1990. Mr. Yee holds an A.B. degree in bacteriology and an M.B.A. degree from the University of California, Berkeley.

     Lisa U. Carr, M.D., Ph.D. was appointed Vice President of Medical Affairs in September 1998. Prior to joining the Company in June 1998 as Director of Medical Affairs, Dr. Carr was Associate Medical Director at the Institute of Clinical Immunology and Infectious Diseases at Syntex Development Research in Palo Alto, California. Dr. Carr has more than 8 years of international industry experience in conducting clinical drug trials in immunosuppression, nephrology, neurology, gastroenterology and cardiovascular disorders. She was Lead Clinical Research Physician at Syntex, directing a pivotal clinical trial of mycophenolate mofetil (IND and NDA approved for solid organ transplantation). As a member of the Clinical Dossier Filing Team, Dr. Carr was instrumental in obtaining an accelerated drug approval from the FDA in 1995, and Europe-wide approval was granted in 1996. Dr. Carr holds a medical degree and a Ph.D. magna cum laude degree from the University of Munich in Germany.

     Abraham E. Cohen has been a director of the Company since March 1993 and has been Chairman of the Board of Directors since August 1993. From 1982 to 1992, Mr. Cohen served as Senior Vice President of Merck & Co. and from 1977 to 1988 as President of the Merck Sharp & Dohme International Division. While at Merck, he played a key role in the development of Merck's international business, initially in Asia, then in Europe and, subsequently, as President of MSDI, which manufactures and markets human health products outside the United States. Since his retirement from Merck and MSDI in January 1992, Mr. Cohen has been active as an international business consultant. He was a director of Agouron Pharmaceuticals, Inc. until its merger with Warner-Lambert Company. He is presently a director of six public companies: Akzo Nobel N.V., Chugai Pharmaceutical Co., Pharmaceutical Product Development, Smith Barney, Teva Pharmaceutical Industries, Ltd. and Vasomedical, Inc.

     Enoch Callaway, M.D. is a founder and former employee of the Company and has served as a director of the Company since September 1987. Dr. Callaway previously served as Chairman of the Board of Directors of the Company from September 1987 to November 1990, as Co-Chairman of the Board of the Company from November 1990 until August 1993, as Vice President of the Company from September 1988 until August 1993 and as Secretary of the Company from September 1988 until September 1991. Dr. Callaway has been Emeritus Professor of Psychiatry at the University of California, San Francisco since 1986, where he also served as Director of Research at the Langley Porter Psychiatric Institute from 1959 to 1988. Dr. Callaway is a director of Candide, Inc. He holds A.B. and M.D. degrees from Columbia University.

     Theodore L. Eliot, Jr. has served as a director of the Company since August 1992. Previously, he served as a director of the Company from September 1988 until April 1992, and as a Vice President of the Company from September 1988 until September 1991. Mr. Eliot retired from the United States Department of State in 1978 with the rank of Ambassador. He served as Dean of the Fletcher School of Law and Diplomacy from 1979 to 1985 and as Secretary General for the United States of the Bilderberg Meetings from 1981 to October 1993. Mr. Eliot is a director of Fiberstars, Inc., a publicly held company. Mr.

Eliot holds B.A. and M.P.A. degrees from Harvard University.

     Abraham D. Sofaer has served as a director of the Company since April 1997. Mr. Sofaer is the first George P. Shultz Distinguished Scholar & Senior Fellow at the Hoover Institution, Stanford University, appointed in 1994. From 1990 to 1994, Mr. Sofaer was a partner at the legal firm of Hughes, Hubbard and Reed in Washington, D.C., where he represented several major U.S. public companies. From 1985 to 1990, he served as the Legal Adviser to the United States Department of State, where he was principal negotiator on several key international disputes. From 1979 to 1985, he served as a federal judge in the Southern District of New York. Mr. Sofaer is registered as a qualified arbitrator with the American Arbitration Association and is a member of the National Panel of the Center for Public Resolution of Disputes (CPR), a leading organization in the area of resolution of disputes outside litigation. He has mediated or is now mediating merger-acquisition arbitrations, commercial cases involving valuation of commercial technology, and major securities class action suits. Mr. Sofaer is on the International Advisory Board of Chugai Biopharmaceuticals, Inc. Mr. Sofaer holds a B.A. degree from Yeshiva College and an L.L.B. from New York University.

     John B. Stuppin is a founder and employee of the Company and has served as a director of the Company since September 1988. From September 1987 until October 1990, Mr. Stuppin served as President of the Company, from November 1990 to August 1993 as Co-Chairman of the Board of Directors, from October 1990 until September 1991 as Executive Vice President, and from April 1991 until July 1994 as Treasurer. He also served as acting Chief Financial Officer of the Company from the Company's inception through December 1993. Mr. Stuppin is an investment banker and a venture capitalist. He has over 25 years experience in the start up and management of companies active in emerging technologies and has been the president of a manufacturing company. He is a director of Fiberstars, Inc. Mr. Stuppin holds an A.B. degree from Columbia College.

                             EXECUTIVE COMPENSATION

     The following table sets forth information regarding compensation for the fiscal years ended June 30, 1997, 1998 and 1999 received by the individual who served as the Company's Chief Executive Officer during 1999 and the Company's two other most highly compensated executive officers whose total annual salary and bonus for fiscal year 1999 exceeded $100,000 (the "Named Officers").

                           Summary Compensation Table

                                                                     Long-Term
                                                                    Compensation
                                          Annual Compensation          Awards
  Name and Principal Position          --------------------------   ------------
    as of June 30, 1999                Year  Salary ($)  Bonus($)    Options(#)
    -------------------                ----  ----------  --------    ----------
Paul E. Freiman (1)                    1999   $152,527     $0          200,000
President and Chief Executive Officer  1998     92,533      0          250,000
                                       1997     27,280      0          145,000

Lisa U. Carr, M.D., Ph.D.(2)           1999    104,360      0          100,000
Vice President, Medical Affairs        1998      8,333      0                0

Calvert Y. Yee                         1999    105,625      0           10,000
Vice President, Operations and
 Administration                        1998     97,985      0           74,763
                                       1997     96,277      0                0
----------
(1) 1997 salary shown for Mr. Freiman includes $5,068 for consulting services earned prior to joining the Company as its President and Chief Executive Officer on May 8, 1997.
(2)  Dr. Carr joined the Company on June 1, 1998.

     The following table sets forth further information regarding the grants of stock options during the fiscal year ended June 30, 1999 to the Named Officers. Since inception, the Company has not granted any stock appreciation rights.

                          Option Grants in Fiscal 1999

                                             Individual Grant
                           -----------------------------------------------------
                                            Percent of
                            Number of     Total Options
                            Securities      Granted to
                            Underlying     Employees in  Exercise or
                             Options          Fiscal      Base Price  Expiration
       Name                Granted (#)(1)   1999(%)(2)   ($/Share)(1)    Date
       ----                --------------   ----------   ------------    ----
Paul E. Freiman              50,000(3)         10.2%        $0.625      3/17/09
                            150,000(4)         30.7          0.70       9/22/08

Lisa U. Carr, M.D., Ph.D.   100,000(5)         20.5          0.625      1/20/09

Calvert Y. Yee               10,000(6)          2.0          0.625      2/28/09

----------
(1) The options were granted under the Company's Amended and Restated 1993 Stock Plan. The exercise price on the date of grant was equal to 100% of the fair market value on such date.
(2) Based on a total of 488,500 stock options granted to employees during the fiscal year ended June 30, 1999.
(3)  These options were fully exercisable upon the date of grant.
(4) The options become exercisable at a rate of 20% per year over a period of five years.
(5) 15% of these options were exercisable on the grant date. The remainder of the options become exercisable at a rate of 2.125% per month until May 30, 2002.
(6) These options become exercisable at a rate of 2.083% per month over a period of four years.

     None of the Named Officers exercised any options during fiscal 1999. The following table sets forth information regarding the number and value of unexercised options held by the Named Officers at fiscal year-end.

             Aggregated Option Exercises and Fiscal Year-End Option
                           Values in Last Fiscal Year

                                          Value of Unexercised
                         -------------------------------------------------------
                         Number of Unexercised Options   In-the-Money Options
                           Held at Fiscal Year End(#)   at Fiscal Year End($)(1)

        Name             Exercisable  Unexercisable   Exercisable  Unexercisable
        ----             -----------  -------------   -----------  -------------
Paul E. Freiman            245,000       350,000        $21,610       $63,690

Lisa U. Carr, M.D., Ph.D.   29,875        70,125          7,319        17,181

Calvert Y. Yee              79,763         4,000         22,528           248

----------
(1) Based on the amount, if any, by which the last per share quote of the Common Stock on the OTC-Bulletin Board(R) at June 30, 1999 ($0.875) exceeds the exercise price.

Employment Agreements

     In March 1999, the Company entered into a retention agreement with Lisa U. Carr, M.D., Ph.D. which provides for additional compensation of $100,000, payable on February 1, 2001, provided Dr. Carr continues to serve as the Company's Vice President, Medical Affairs through February 1, 2001. In the event of a change of control of the Company and subsequent involuntary termination of Dr. Carr prior to February 1, 2001, Dr. Carr will be entitled to receive the additional compensation of $100,000.

Pension and Long-Term Incentive Plans

     The Company has no pension or long-term incentive plans.

Directors' Compensation

     Dr. Callaway was paid $15,000 during fiscal 1999 for consulting services rendered to the Company pursuant to a consulting agreement. Mr. Stuppin was paid $13,008 during fiscal 1999 as an employee of the Company. Mr. Cohen is reimbursed for his expenses for each meeting attended.

     Non-employee directors are currently eligible to participate in the Company's 1993 Stock Plan. Subject to the 1993 Stock Plan, each new non-employee director of the Company will receive an option to purchase 5,000 shares of common stock on the date of his or her election to the Board at the fair market value on the date of grant. In addition, each non-employee director continuing to serve on the Board will also receive an automatic annual grant of an option to purchase 1,000 shares of the Company's Common Stock at the Annual Meeting of the Company's stockholders. On November 12, 1998, Dr. Callaway, Mr. Eliot, Mr. Sofaer and Mr. Cohen were each granted an option to purchase 1,000 shares of Common Stock at an exercise price of $0.672 per share. The options vested fully on November 12, 1999. On November 11, 1999, Dr. Callaway, Mr. Eliot, Mr. Sofaer and Mr. Cohen were each granted an option to purchase 1,000 shares of Common Stock at an exercise price of $1.94 per share. The options will vest fully on November 11, 2000.

     In March 1999, Dr. Callaway, Mr. Eliot, Mr. Sofaer, and Mr. Stuppin were each granted an option to purchase 15,000 shares of Common Stock. In March 1999, Mr. Cohen was granted an option to purchase 25,000 shares of Common Stock. These options have an exercise price of $0.625 per share and were fully exercisable at the grant date.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the fiscal year ended June 30, 1998, Paul Freiman, NTI's Chief Executive Officer and President, was a member of the board of directors of Life Science Economics, Inc. or LSE. We had a consulting arrangement with LSE under which we paid an aggregate of $409,000 in fiscal 1998. We did not pay LSE any consulting fees in fiscal 1999.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the Company's outstanding shares of each class of equity securities beneficially owned as of December 1, 1999 by: (1) each person who is known to the Company to own beneficially more than five percent of each class of the outstanding equity securities; (2) each of the Company's directors; (3) all officers named in the Summary Compensation Table above; and (4) all directors and executive officers as a group. The information relating to share ownership is based upon information furnished to the Company. The number of shares of Common Stock shown includes shares subject to warrants or options exercisable within 60 days after December 1, 1999 as if such shares were outstanding on December 1, 1999 and assumes that no other person has exercised any outstanding warrants or options. Applicable percentages of ownership are based on 13,259,790 shares of common stock outstanding and 2,332,000 shares of Series A Preferred stock outstanding as of December 1, 1999. The Company believes that the beneficial owners of each class of equity securities, based on information supplied by such owners, have sole investment and voting power with respect to the shares of each class of equity securities shown as being beneficially owned by them, except as otherwise set forth in the footnotes to the table.

                                                   Number Subject
                                                   to Options and                  Number of     Percentage
                                      Number of       Warrants    Percentage of    Shares of     of Series A
                                      Shares of     Exercisable      Common        Series A       Preferred
      Name and Address               Common Stock  Within 60 days     Stock     Preferred Stock     Stock
      ----------------               ------------  --------------     -----     ---------------     -----
New York Life Insurance Company (1)      553,750       160,000         4.1%         400,000         17.2%
  51 Madison Avenue, Room 206
  New York, NY 10010
Arthur Rock (2) ....................   1,164,997       415,071         8.5          500,000         21.4
  One Maritime Plaza, #1220
  San Francisco, CA 94111
Lindsay A. Rosenwald, M.D. (3) .....   1,750,000       500,000        12.7               --           --
  787 Seventh Avenue, 48th Floor
  New York, NY 10019
Enoch Callaway, M.D. (4) ...........     126,204        43,028           *            4,000            *
Abraham E. Cohen ...................     557,891       288,054         4.1          100,000          4.3
Theodore L. Eliot, Jr. (5) .........      80,160        52,616           *               --           --
Paul E. Freiman (6) ................     296,000       295,000         2.2               --           --
Lisa U. Carr, M.D., Ph.D ...........      42,714        40,500           *               --           --
Abraham D. Sofaer ..................     562,931       285,004         4.2          100,000          4.3
John B. Stuppin (7) ................     656,181       201,428         4.9          100,000          4.3
Calvert Y. Yee .....................      84,002        79,055           *               --           --
All directors and executive officers
(as a group 8 persons)(8) ..........   2,406,083     1,284,685        16.5          304,000         13.0

----------
*Less than 1%

(1)  According to Schedule 13G filed by New York Life Insurance Company.
(2)  According to Schedule 13D/A filed by Arthur Rock.
(3)  According to Form 3 flied by Lindsay A. Rosenwald, M.D.
(4) The number of shares of Common Stock shown includes 83,176 shares held by Enoch Callaway and Dorothy C. Callaway, Trustees or Successor Trustees of the Callaway 1989 Trust, executed May 20, 1989. Dr. Callaway may be deemed to have a beneficial interest in the shares held by the Callaway Trust.
(5) The number of shares of Common Stock shown includes 27,544 shares held by Theodore L. Eliot, Jr. and Patricia P. Eliot, Trustees, the Eliot Trust, February 27, 1987. Mr. Eliot may be deemed to have a beneficial interest in the shares held by the Eliot Trust.
(6) The number of shares of Common Stock shown includes 1,000 shares held in the estate of Paul E. Freiman and Anna Mazzuchi Freiman.

(7) The number of shares of Common Stock shown includes 453,253 shares held by John B. Stuppin and Jane K. Stuppin, Trustees UTD dated March 11, 1991 and 500 shares held by Mrs. Stuppin. Mr. Stuppin may be deemed to have a beneficial interest in the shares held by the Stuppin Trust and Mrs. Stuppin.

(8) The number of shares of Common Stock shown includes shares included pursuant to notes 4-7.

                           DESCRIPTION OF COMMON STOCK

     NTI is authorized to issue 25,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value $.001 per share. On December 1, 1999, NTI had 13,259,790 shares of common stock issued and outstanding and 2,332,000 Shares of Series A Preferred Stock issued and outstanding.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Stockholders do not have cumulative voting rights. The holders of common stock have the right to receive dividends if they are declared by the NTI Board of Directors and there are sufficient funds to legally pay dividends, subject to the rights of the holders of any outstanding preferred stock to receive preferential dividends. Upon the liquidation of NTI, holders of common stock would share ratably in any assets available for distribution to stockholders after payment of all obligations of NTI and the aggregate liquidation preference (including accrued and unpaid dividends) of any outstanding preferred stock. Shares of common stock currently outstanding are validly issued, fully paid and nonassessable. ChaseMellon is the transfer agent and registrar for the NTI common stock.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of NTI's common stock by the selling stockholders (1) as of December 1, 1999 and (2) as adjusted to reflect the sale by selling stockholders of shares offered by this prospectus.

                                              Common Stock                                 Common Stock
                                           Beneficially Owned                            Beneficially Owned
                                          Prior to Offering(1)                           After Offering (1)
                                  ----------------------------------                     -------------------
                                                Number of
                                                  Shares
                                                 Issuable
                                                 within 60
                                   Number of      Days of
                                  Outstanding   December 1,            Shares Offered
          Holder                    Shares       1999(2)     Percent     in Offering     Number      Percent
          ------                    ------       -------     -------     -----------     ------      -------
Active Site Partners...........      62,500       25,000      *             87,500             0        0

Apollo Medical Partners........      62,500       25,000      *             87,500             0        0

Aries Domestic Fund, LP........     352,750      141,100      3.7          493,850             0        0

Aries Domestic Fund II, LP.....      27,500       11,000      *             38,500             0        0

Aries Master Fund..............     869,750      347,900      8.9        1,217,650             0        0

Larry R. Baer..................      25,000       10,000      *             35,000             0        0

Christopher H. Berg Revocable
Trust dated 3/28/95............      75,000       30,000      *            105,000             0        0

Mark Berger....................     100,000       40,000      1.1          140,000             0        0

Bestley Holdings, Ltd..........     125,000       50,000      1.3          175,000             0        0

Donald S. Brown................      75,000       30,000      *            105,000             0        0

Alan R. Brudos.................      11,895       21,000      *              8,750        24,145        *

James Buckley Jr...............      93,982       62,500      1.2           43,750       112,732        *

Edna Caden Budde Trust U/A
dated 4/30/86..................      62,500       25,000      *             87,500             0        0

Cape 1998 Trust................      69,990       96,071      1.2           87,500        78,561        *

John M. de Castro, Ph.D........      59,700       23,880      *             83,580             0        0

Clarion Capital Corporation....     187,500       75,000      2.0          262,500             0        0

Clarion Offshore Fund Ltd......      67,500       27,000      *             94,500             0        0

Clarion Partners, LP...........     182,500       73,000      1.9          255,500             0        0

Abraham E. Cohen IRA(3)........     269,837      388,054      4.8          175,000       482,891       3.5

The Eliot Trust dated
2/27/87(4) ....................      27,544       52,616      *              8,750        71,410        *

Charles B. Engelberg, M.D......           0      431,000      3.1          431,000             0        0

Claire Engelberg...............      62,500       25,000      *             87,500             0        0

Herbert C.V. Feinstein.........      31,250       12,500      *             43,750             0        0

                                              Common Stock                                 Common Stock
                                           Beneficially Owned                            Beneficially Owned
                                          Prior to Offering(1)                           After Offering (1)
                                  ----------------------------------                     -------------------
                                                Number of
                                                  Shares
                                                 Issuable
                                                 within 60
                                   Number of      Days of
                                  Outstanding   December 1,            Shares Offered
          Holder                    Shares       1999(2)     Percent     in Offering     Number      Percent
          ------                    ------       -------     -------     -----------     ------      -------
Jacob and Gloria Feinstein
Trust dated 9/18/92............      62,500       25,000      *             87,500             0        0

Joseph Feinstein...............      62,500       25,000      *             87,500             0        0

Allan Fishbein, M.D............     125,000       50,000      1.3          175,000             0        0

Richard J. Gaston..............      62,500       25,000      *             87,500             0        0

John R. Hillsman...............      62,500       25,000      *             87,500             0        0

Jupiter Partners...............     206,715      272,500      3.5          113,750       365,465       2.7

Leon Kaplan....................      37,500       15,000      *             52,500             0        0

Daniel S. Katz IRA.............     125,000       50,000      1.3          175,000             0        0

Robert L. Koch & Cori L. Pace
U/A dated 6/4/93...............      62,500       25,000      *             87,500             0        0

Robert W. Ledoux...............      15,011       21,500      *              8,750        27,761        *

Victor S. Lee..................     312,500      125,000      3.3          437,500             0        0

Marksman Partners, LP..........     120,000       40,000      1.2          140,000        20,000        *

Joyce McDermott................     250,000      100,000      2.6          350,000             0        0

Molumphy Capitol Management
Profit Sharing Plan............      37,593       53,000      *             17,500        73,093        *

Leonard O. Oppenheim & Dena G.
Oppenheim......................      75,000       30,000      *            105,000             0        0

Patriot Group, LP..............      75,000       30,000      *            105,000             0        0

Prudent Bear Fund, Inc.........     437,500      175,000      4.6          612,500             0        0

Qureishi 1998 Family Trust.....     175,000       70,000      1.8          245,000             0        0

Arthur Rock....................     749,926      915,071     11.7          350,000     1,314,997       9.3

Dr. Henri van de Sand..........      30,000       12,000      *             42,000             0        0

Charles L. Shreves.............      42,500       33,000      *             17,500        58,000        *

Abraham D. Sofaer & Marian
Scheurer Sofaer(5).............     277,927      385,004      4.9          175,000       487,931       3.6

Frank J. Soriano...............      14,018        4,000      *             14,000         4,018        *

John B. & Jane K. Stuppin
Trust dated 3/11/91(6).........     454,753      301,428      5.6          140,000       616,181       4.5

                                              Common Stock                                 Common Stock
                                           Beneficially Owned                            Beneficially Owned
                                          Prior to Offering(1)                           After Offering (1)
                                  ----------------------------------                     -------------------
                                                Number of
                                                  Shares
                                                 Issuable
                                                 within 60
                                   Number of      Days of
                                  Outstanding   December 1,            Shares Offered
          Holder                    Shares       1999(2)     Percent     in Offering     Number      Percent
          ------                    ------       -------     -------     -----------     ------      -------
Robert R. Tufts & Joyce A.
Tufts, Trustees U/A dated
9/18/97 .......................     163,143      184,000      2.6           49,000       298,143       2.2

Robert M. Winokur..............      31,250      152,500      1.4           43,750       140,000       1.0

Ashford D. Wood................      89,458       94,000      1.4           35,000       148,458       1.1

Phelps M. Wood.................      87,055       12,500      *             43,750        55,805        *

----------
* Less than 1%

(1) Applicable percentage of ownership is based on 13,259,790 shares of common stock outstanding as of December 1, 1999.
(2) Includes number of shares issuable upon exercise of stock options and common stock purchase warrants exercisable within 60 days of December 1, 1999, as well as upon conversion of Series A Preferred Stock as if such shares were outstanding on December 1, 1999 and assumes that no other person has exercised any outstanding warrants or options nor converted any Series A Preferred Stock.
(3)  Mr. Cohen is a director of NTI.
(4) Theodore L. Eliot Jr., Trustee of the Eliot Trust 2/27/87, is a director of NTI and may be deemed to have a beneficial interest in the shares held by the Eliot Trust.
(5)  Mr. Sofaer is a director of NTI.
(6) John B. Stuppin, Trustee of John B. Stuppin and Jane K. Stuppin UTD dated March 11, 1991, is a director of NTI and may be deemed to have a beneficial interest in the shares held by the trust. In addition, Mr. Stuppin directly holds 1,500 shares of NTI and his wife, Jane K. Stuppin, holds 500 shares in which Mr. Stuppin may be deemed to have a beneficial interest.

                              PLAN OF DISTRIBUTION

     The selling stockholders may offer their shares from time to time in one or more of the following transactions:

     *    in the over-the-counter market;
     * on the Nasdaq National Market or any other exchange on which the shares may be listed in the future;
     *    in negotiated transactions; or
     *    a combination of such methods of sale.

     The selling stockholders may sell the shares at the following prices:

     *    at market prices prevailing at the time of sale;
     *    at prices related to such prevailing prices; or
     *    at negotiated prices,

and may use the shares to cover short positions previously established. The selling stockholders may use broker-dealers to sell the shares. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares.

     Under certain circumstances, the selling stockholders and any broker-dealers that participate in the distribution may be "underwriters" within the meaning of the Securities Act of 1933. Any commissions received by these broker-dealers and any profits realized on the resale of shares by them may be underwriting discounts and commissions under the Securities Act of 1933. The selling stockholders may agree to indemnify these broker-dealers against certain liabilities, including liabilities under the Securities Act of 1933.
Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and may purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire shares as principal may resell the shares from time to time in the manner described above, and may pay to, or receive from, the purchasers' commissions computed as described above.

     Under the rules and regulations of the SEC, any person engaged in the distribution or the resale of shares may not simultaneously engage in market making activities with respect to NTI common stock for a period of two business days prior to the commencement of such distribution. The selling stockholders will also be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under that Act which may limit the timing of purchases and sales of shares of NTI's common stock by the selling stockholders. The selling stockholders will pay all commissions, transfer taxes, and other expenses associated with the sale of securities by them. We are registering the shares offered in this prospectus in accordance with our contractual obligations, and we have paid the expenses of the preparation of this prospectus. We have not made any underwriting arrangements with respect to the sale of shares offered by this prospectus.

               LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     NTI has adopted provisions in its Certificate of Incorporation that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the General Corporation Law of the State of Delaware. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability
(i) for any breach of their duty of loyalty to the company or its  stockholders,
(ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) for unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware law, or (iv) for any transaction for which the director derived an improper personal benefit.

     NTI's Certificate of Incorporation and Bylaws also provide that NTI will indemnify its directors and officers to the fullest extent permitted by Delaware law. NTI has entered into separate indemnification agreements with its directors and officers that could require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. NTI believes that the limitation of liability provision in its Certificate of Incorporation and the indemnification agreements will facilitate its ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

     To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling person of NTI pursuant to the above provisions, or otherwise, NTI has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                                  LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for NTI by Heller Ehrman White & McAuliffe, San Diego, California, counsel to NTI in connection with the offering.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at June 30, 1999 and 1998, and for each of the three years in the period ending June 30, 1999, and for the period from August 27, 1987 (inception) through June 30, 1999 as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubts about the Company's ability to continue as a going concern as described in Note 1 to the Financial Statements. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain information regarding issuers (including Neurobiological Technologies, Inc.) may be found.


     This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-93859). The registration statement contains more information than this prospectus regarding Neurobiological Technologies, Inc. and its common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from its internet site.

                          INDEX TO FINANCIAL STATEMENTS

Ernst & Young LLP

Years Ended June 30, 1999, 1998, 1997
Report of Independent Auditors..............................................F-2
Balance Sheets as of June 30, 1999 and 1998.................................F-3
Statements of Operations for the years ended June 30, 1999, 1998, 1997......F-4
Statements of Stockholder's Equity (Deficit) for the years ended
  June 30, 1999, 1998, 1997.................................................F-5
Statements of Cash Flow for the years ended June 30, 1999, 1998, 1997.......F-6
Notes to Financial Statements...............................................F-7

Three Months Ended September 30, 1999 and 1998
Condensed Balance Sheets as of September 30 and June 30, 1999...............F-13
Condensed Statements of Operations for Three Month ended
  September 30, 1999 and 1998...............................................F-14
Condensed Statements of Cash Flow for Three Month ended
  September 30, 1999 and 1998...............................................F-15
Notes to Condensed Financial Statements.....................................F-16

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Neurobiological Technologies, Inc.

     We have audited the accompanying balance sheets of Neurobiological Technologies, Inc. (a development stage company) as of June 30, 1999, and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended June 30, 1999, and for the period from August 27, 1987 (inception) through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neurobiological Technologies, Inc. at June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, and for the period from August 27, 1987 (inception) through June 30, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming Neurobiological Technologies, Inc. will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company has experienced recurring losses during the development stage and at June 30, 1999 has a working capital deficit and a net capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                           /s/ ERNST & YOUNG LLP

San Francisco, California
August 6, 1999

                       NEUROBIOLOGICAL TECHNOLOGIES, INC.
                         (A development stage company)

                                 BALANCE SHEETS

                                                                              June 30,
                                                                   ------------------------------
                                                                       1999              1998
                                                                   ------------      ------------
ASSETS
Current assets:
 Cash and cash equivalents .....................................   $    201,202      $  2,020,886
 Prepaid expenses and other current assets .....................         43,833            59,016
   Total current assets ........................................        245,035         2,079,902
                                                                   ------------      ------------
 Property and equipment, net ...................................          3,796            53,447
                                                                   ------------      ------------
                                                                   $    248,831      $  2,133,349
                                                                   ============      ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Accounts payable ..............................................   $    447,124      $     44,998
 Accrued expenses ..............................................        487,715           452,580
 Note payable to shareholder ...................................        200,000                --
                                                                   ------------      ------------
   Total current liabilities ...................................      1,134,839           497,578

Commitments:
Stockholders' equity (deficit):
 Convertible preferred stock, $.001 par value, 5,000,000
  shares authorized, 2,332,000 issued and outstanding
  at June 30, 1999 .............................................      1,166,000                --
 Common stock, $.001 par value, 25,000,000 shares
  authorized, 7,563,575 outstanding at June 30, 1999
  and 7,553,699 at June 30, 1998 ...............................     29,985,352        29,980,898
 Deficit accumulated during development stage ..................    (32,037,360)      (28,345,127)
                                                                   ------------      ------------
   Total stockholders' equity (deficit) ........................       (886,008)        1,635,771
                                                                   ------------      ------------
                                                                   $    248,831      $  2,133,349
                                                                   ============      ============

See accompanying notes.

                       NEUROBIOLOGICAL TECHNOLOGIES, INC.
                         (A development stage company)

                            STATEMENTS OF OPERATIONS


                                                                                     Period from
                                                                                   August 27, 1987
                                                  Year ended June 30                 (inception)
                                       -----------------------------------------       through
                                          1999           1998           1997        June 30, 1999
                                       -----------    -----------    -----------    -------------
REVENUES
   License .........................   $        --    $ 2,100,000    $        --    $  2,100,000
   Grant ...........................        99,544             --             --         149,444
                                       -----------    -----------    -----------    ------------
     Total revenue .................        99,544      2,100,000             --       2,249,444

EXPENSES
   Research and development ........     2,780,305      2,025,646      5,477,504      25,068,686
   General and administrative ......     1,058,421      2,346,893      2,298,391      11,396,572
                                       -----------    -----------    -----------    ------------
     Total expenses ................     3,838,726      4,372,539      7,775,895      36,465,258
                                       -----------    -----------    -----------    ------------
   Operating loss ..................    (3,739,182)    (2,272,539)    (7,775,895)    (34,215,814)
   Interest income .................        46,949         99,335        407,307       2,178,454
                                       -----------    -----------    -----------    ------------

NET LOSS ...........................   $(3,692,233)   $(2,173,204)   $(7,368,588)   $(32,037,360)
                                       ===========    ===========    ===========    ============
BASIC AND DILUTED NET LOSS
   PER SHARE .......................   $     (0.49)   $     (0.32)   $     (1.13)
                                       ===========    ===========    ===========
Shares used in basic and diluted net
   loss per share calculation ......     7,554,522      6,862,186      6,527,392
                                       ===========    ===========    ===========

See accompanying notes.

                       NEUROBIOLOGICAL TECHNOLOGIES, INC.
                         (A development stage company)

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                           Deficit          Total
                                                                    Common Stock        Accumulated in   Stockholders'
                                                 Preferred     -----------------------    Development      Equity
                                                   Stock         Shares        Amount       Stage         (Deficit)
                                                -----------    ---------   -----------   ------------    ------------
Period from August 27, 1987
 (inception) through June 30, 1996
  Issuance of common stock ...............     $        --      740,863   $ 1,616,706   $         --    $  1,616,706
  Issuance of common stock for services...              --       72,428        84,500             --          84,500
  Issuance of common stock for license
    rights ...............................              --       10,820        12,625             --          12,625
  Issuance of warrants to purchase
    179,786 shares of common stock .......              --           --         2,790             --           2,790
  Exercise of warrants ...................              --      142,500        70,252             --          70,252
  Exercise of options ....................              --       86,620       215,838             --         215,838
  Issuance of common stock under
    employee stock purchase plan .........              --       42,342       112,474             --         112,474
  Issuance of 5,691,000 shares of Series
    A preferred stock, net of issuance
    costs ................................       5,573,194           --            --             --       5,573,194
  Issuance of 2,657,881 shares of Series
    B preferred stock, net of issuance
    costs ................................       1,653,888           --            --             --       1,653,888
  Conversion of preferred stock in
    connection with the initial
    public offering ......................      (7,227,082)   1,046,912     7,227,082             --              --
  Issuance of common stock at $8.00
    per share in connection with initial
    public offering, net of issuance
    costs ................................              --    1,840,000    12,817,000             --      12,817,000
  Issuance of common stock at $3.25
    per share in connection with public
    offering, net of issuance costs ......              --    2,530,000     7,143,279             --       7,143,279
  Net loss and comprehensive loss ........              --           --            --    (18,803,335)    (18,803,335)
                                               -----------    ---------   -----------   ------------    ------------
Balances at June 30, 1996 ................              --    6,512,485    29,302,546    (18,803,335)     10,499,211
  Issuance of common stock for services ..              --        5,000        23,750             --          23,750
  Exercise of options ....................              --        2,999        10,331             --          10,331
  Issuance of common stock under
    employee stock purchase plan .........              --       19,830        45,844             --          45,844
  Net loss and comprehensive loss ........              --           --            --     (7,368,588)     (7,368,588)
                                               -----------    ---------   -----------   ------------    ------------
Balances at June 30, 1997 .................              --    6,540,314    29,382,471    (26,171,923)      3,210,548
  Issuance of warrants to purchase
    125,000 shares of common stock .......               --           --        40,500             --          40,500
  Issuance of common stock and
    warrants at $0.55 per unit ...........               --    1,010,410       555,725             --         555,725
  Issuance of common stock under
    employee stock purchase plan .........               --        2,975         2,202             --           2,202
  Net loss and comprehensive loss ........               --           --            --     (2,173,204)     (2,173,204)
                                                -----------    ---------   -----------   ------------    ------------
Balances at June 30, 1998 .................              --    7,553,699    29,980,898    (28,345,127)      1,635,771
  Issuance of common stock under
    employee stock purchase plan .........               --        9,876         4,454             --           4,454
  Issuance of 2,332,000 shares of
    Series A preferred stock and
    warrants at $2.50 per unit,
    net of issuance costs ................        1,166,000           --            --             --       1,166,000
  Net loss and comprehensive loss ........               --           --            --     (3,692,233)     (3,692,233)
                                                -----------    ---------   -----------   ------------    ------------
Balances at June 30, 1999 .................     $ 1,166,000    7,563,575   $29,985,352   $(32,037,360)   $   (886,008)
                                                ===========    =========   ===========   ============    ============

See accompanying notes.

                       NEUROBIOLOGICAL TECHNOLOGIES, INC.
                         (A development stage company)

                            STATEMENTS OF CASH FLOWS


                                                                                               Period from
                                                                                             August 27, 1987
                                                             Year ended June 30,               (inception)
                                                  -----------------------------------------      through
                                                     1999           1998            1997      June 30, 1999
                                                  -----------    -----------    -----------    ------------
OPERATING ACTIVITIES
Net loss ......................................   $(3,692,233)   $(2,173,204)   $(7,368,588)   $(32,037,360)
Adjustments to reconcile net loss to net
  cash used in operating activities:
   Depreciation and amortization ..............        41,792        128,402        122,773         638,206
   Issuance of common stock and warrants
     for license rights and services ..........            --         40,500             --         139,775
   Changes in assets and liabilities:
     Prepaid expenses and other ...............        15,183        112,420        165,986         (43,833)
     Accounts payable and accrued expenses ....       437,261       (498,978)       103,404         934,839
                                                  -----------    -----------    -----------    ------------
Net cash used in operating activities .........    (3,197,997)    (2,390,860)    (6,976,425)    (30,368,373)

INVESTING ACTIVITIES
Purchase of investments .......................            --             --     (1,462,723)    (33,839,678)
Sale of investments ...........................            --      2,559,911      5,060,455      33,839,678
Purchases of property and equipment, net ......         7,859         15,506        (25,645)       (358,940)
Additions to patents and licenses .............            --             --             --        (283,062)
                                                  -----------    -----------    -----------    ------------
Net cash provided by (used in) investing
  activities ..................................         7,859      2,575,417      3,572,087        (642,002)

FINANCING ACTIVITIES
Proceeds of short-term borrowings .............       200,000             --             --         435,000
Issuance of common stock, net .................         4,454        557,927         79,925      22,618,495
Issuance of preferred stock, net ..............     1,166,000             --             --       8,158,082
                                                  -----------    -----------    -----------    ------------
Net cash provided by financing activities .....     1,370,454        557,927         79,925      31,211,577

Increase (decrease) in cash and cash
  equivalents .................................    (1,819,684)       742,484     (3,324,413)        201,202
Cash and cash equivalents at beginning of
  period ......................................     2,020,886      1,278,402      4,602,815              --
                                                  -----------    -----------    -----------    ------------
Cash and cash equivalents at end of period ....   $   201,202    $ 2,020,886    $ 1,278,402    $    201,202
                                                  ===========    ===========    ===========    ============
SUPPLEMENTAL DISCLOSURES
Conversion of short-term-borrowings to
   Series A preferred stock ...................   $        --    $        --    $        --    $    235,000
                                                  ===========    ===========    ===========    ============
Conversion of preferred stock to
   common stock ...............................   $        --    $        --    $        --    $  7,227,082
                                                  ===========    ===========    ===========    ============

See accompanying notes.

                       NEUROBIOLOGICAL TECHNOLOGIES, INC.
                         (A development stage company)

                          NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

     Neurobiological Technologies, Inc. ("NTI" or the "Company") is an emerging drug development company focused on the clinical evaluation and regulatory approval of neuroscience drugs. The Company's strategy is to in-license and develop early-stage drug candidates that target major medical needs and which can be rapidly commercialized. The Company's experienced management team oversees the human clinical trials necessary to establish preliminary evidence of efficacy and seeks partnerships with pharmaceutical and biotechnology companies to complete development and marketing of its product candidates.

Basis of Presentation

     In the course of its development activities, the Company has incurred significant losses and expects additional losses in the year ending June 30, 2000. At June 30, 1999, the Company has a working capital deficit and a net capital deficiency. In order to continue operations through the year ending June 30, 2000 and beyond, additional financing will be required. The Company believes that its available cash and cash equivalents of $201,000 as of June 30, 1999 combined with funds from Merz loan agreement and a private placement, subsequent to fiscal year end, are adequate to fund its operations through October 31, 1999. NTI will need to raise substantial additional capital to fund subsequent operations. The Company intends to seek such funding through public or private financings, collaborative or other arrangements with corporate partners, or from other sources. The Company may seek to raise additional funds whenever market conditions permit. However, there can be no assurance that funding will be available from any of these sources, or, if available, that it will be available on acceptable terms. If the Company is not able to raise adequate funds, it may be required to delay, scale back, or terminate its clinical trials or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to give up additional rights to its technology, product candidates or products. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, and do not include any adjustments that might result from the outcome of this uncertainty.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Key Supplier

     The Company is dependent on one party for the manufacturing and supply of one of its drugs for the Company's human clinical trials and for the successful commercialization of the related product. Any failure on the part of this company in this regard could adversely affect the Company's business and results of operations.

Cash and Cash Equivalents

     Cash and cash equivalents, which consist of cash and highly liquid short-term investments with insignificant interest rate risk and original maturities of three months or less at date of purchase, are stated at cost, which approximates fair value.

Property and Equipment

     Property and equipment is stated at cost. Depreciation is calculated using the straight-line method based on estimated useful lives of 2 to 7 years. The balances at June 30, 1999 and 1998 consisted of the following:

                                                   1999            1998
                                                 ---------       ---------
     Machinery and equipment ..............      $ 176,756       $ 185,820
     Furniture and fixtures ...............        115,426         114,221
                                                 ---------       ---------
                                                   292,182         300,041
     Less accumulated depreciation ........       (288,386)       (246,594)
                                                 ---------       ---------
                                                 $   3,796       $  53,447
                                                 =========       =========

Net Loss Per Share

     Net loss per share is presented under the requirements of FAS No. 128, "Earnings per Share" ("FAS 128"). Basic earnings per share computed is based on the average shares of common stock outstanding and excludes any dilutive effects of options, warrants, and convertible securities. Potentially dilutive securities such as options, warrants, and convertible preferred stock, have also been excluded from the computation of diluted net loss per share as their effect is antidilutive.

Stock-Based Compensation

     The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes the fair value method of accounting for stock based compensation plans. The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and has adopted the "disclosure only" alternative described in SFAS 123.

Comprehensive Income (Loss)

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income (loss) and its components in the financial statements. The Company has no items of other comprehensive income, and, accordingly, its net loss is equal to its comprehensive loss.

Enterprise Segments

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information," which establishes standards for the way public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas, and major customers. The Company operates in one business segment.

Note 2. Operating Lease Commitments

     The Company's lease for its premises in Richmond, California expires in April 2000. Rent expense for the years ending June 30, 1999, 1998, and 1997 was $39,000, $147,000, and $157,000, respectively. The future minimum payment has been prepaid through the end of the lease period and is included in prepaid expenses and other current assets.

Note 3. Stockholders' Equity

Preferred Stock

     At June 30, 1999, the Company has 2,332,000 shares of Series A convertible preferred stock issued and outstanding. The holders of the Series A convertible preferred stock are entitled to receive annual noncumulative dividends of 8% per share per annum, when and if declared by the Board of Directors. These dividends are in preference to any declaration or payment of any dividend on the common stock of the Company. As of June 30, 1999, no dividends had been declared.

     Each share of Series A preferred stock is convertible, at the holder's option, subject to antidilution provisions, into one share of common stock. Additionally, each share of the preferred stock will be automatically converted into one share of common stock upon the election of more than 50% of the Series A preferred stock to convert into common stock. The holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which their preferred stock is convertible.

     In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Series A preferred stock have a liquidation preference of $0.50 per share, over holders of common stock plus any declared but unpaid dividends. After payment has been made to the holders of Series A preferred stock, the entire remaining assets and funds of the Company legally available for distribution, if any, would be distributed ratably among the holders of common stock.

Warrants to Purchase Common Stock

     At June 30, 1999, warrants to purchase an aggregate of 3,335,906 shares of common stock are outstanding at a weighted average exercise price of $1.34 per share. Warrants to purchase 932,800 shares of common stock were issued at a price of $1.00 in connection with a private equity financing completed in April 1999 and expire in April 2004. Warrants to purchase 2,020,820 shares of common stock were issued in connection with a private financing completed in March 1998: 1,010,410 of these shares at a price of $0.75 expired in September and October 1999; and 1,010,410 of these shares at a price of $1.50 will expire in March 2001. Warrants to purchase 100,000 and 25,000 shares of common stock were issued in April 1998 at a price per share of $1.25 and $3.00, respectively, in connection with the termination of a licensing agreement and expire in April 2001. Warrants to purchase 37,286 shares of common stock were issued between April 1990 and July 1991 at a price of $5.60 for licensing rights and consulting services and have expiration dates through June 30, 2001. Warrants to purchase 220,000 shares were issued to the underwriters of the 1996 public offering at a price of $3.90 and expire on February 15, 2001. The weighted average fair value of warrants issued during fiscal 1999 was $0.38 per share.

Stock Option Plan

     The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock option awards because, as discussed below, the alternative fair value accounting provided under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The Board of Directors adopted the Company's first stock option plans in 1989. In November 1993, the Board combined the plans and adopted the 1993 Stock Plan. The 1993 Stock Plan was subject to amendment and/or restatement in February 1994, November 1994, October 1996, and November 1997. Two million shares of common stock have been reserved for issuance under the 1993 Stock Plan. In general, options are granted at fair market value on the date of the grant, have a term of 10 years and become exercisable over a period of up to 48 months.

     A summary of the Company's stock option activity, and related information for the three years ended June 30, 1999 follows (all repricing activity is reflected as cancellations and subsequent grants):

                                                                Weighted Average
                                              Number of Shares      Exercise
                                             Subject to Options      Price
                                             ------------------      -----
     Balance at June 30, 1996 .............        925,545           $4.19
        Options granted ...................        338,304            2.58
        Options canceled ..................        (28,591)           5.61
        Options exercised .................         (2,999)           3.44
                                                ----------           -----
     Balance at June 30, 1997 .............      1,232,259            3.72
        Options granted ...................        844,454            1.66
        Options canceled ..................       (501,632)           4.11
                                                ----------           -----
     Balance at June 30, 1998 .............      1,575,081            2.42
        Options granted ...................        488,500            0.65
        Options canceled ..................       (259,783)           2.51
                                                ----------           -----
     Balance at June 30, 1999 .............      1,803,798            1.93
                                                ==========           =====

     At June 30, 1999, options to purchase 140,392 shares of common stock remained available for grant, and options to purchase 1,203,430 shares of common stock were exercisable. The weighted average exercise price of options exercisable at June 30, 1999 was $2.21. The weighted average fair value of options granted during 1999, 1998 and 1997 was $0.37, $1.09, and $1.48, respectively.

     The following table summarizes information concerning currently outstanding and exercisable options:

                                   Weighted
                                    Average     Weighted                Weighted
     Range of                     Remaining     Average                 Average
     Exercise         Shares      Contractual   Exercise    Shares      Exercise
      Prices       Outstanding   Life (years)    Price    Exercisable    Price
   ------------    -----------   ------------    -----    -----------    -----
   $0.01 - 1.99      964,721         8.85        $0.78       527,097     $0.90
    2.00 - 3.99      826,559         5.62         3.22       665,828      3.20
    4.00 - 5.99        7,768         4.79         4.21         7,755      4.21
    6.00 - 8.00        4,750         5.62         7.42         2,750      8.00
                   ---------                               ---------
                   1,803,798                               1,203,430
                   =========                               =========

     Pro forma information regarding net loss and net loss per share is required by SFAS 123, which requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to June 30, 1995 under the fair value method. The fair value of each option grant has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for 1997, 1998 and 1999: Expected volatility calculations based on historical data (.846), risk free interest rates based on U.S. government bonds with maturities equal to the expected option lives of 6.5 percent, expected option lives of five years, and no dividend yield.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility and expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of employee's options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. The Company's pro forma information follows (in thousands, except per share amounts):

                                                        Year ended June 30,
                                                  ------------------------------
                                                    1999       1998       1997
                                                    ----       ----       ----
Net loss--as reported ........................... $(3,692)   $(2,173)   $(7,369)
Net loss--pro forma .............................  (3,940)    (2,695)    (7,845)
Basic and diluted net loss per share--as reported   (0.49)     (0.32)     (1.13)
Basic and diluted net loss per share--pro forma .   (0.52)     (0.39)     (1.20)

     The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures in future years.

Stock Purchase Plan

     Effective February 1994, the Company established an employee stock purchase plan under which the employees may purchase common stock at 85% of the lower of the share price at the beginning or end of a designated period. In November 1996, the amount of shares reserved for issuance under the plan was increased by 50,000 to 100,000. Under the plan, 24,977 shares remain available for issuance at June 30, 1999.

Note 4. Income Taxes

     The Company uses the liability method to account for income taxes as required by FASB Statement No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rules and laws that will be in effect when the differences are expected to reverse.

     Significant components of the Company's deferred tax assets (in thousands) are as follows:

                                                        June 30,
                                                 ---------------------
                                                   1999        1998
                                                   ----        ----
     Net operating loss carryforward .........   $ 11,500    $ 10,000
     Research and development carryforward ...      1,130       1,100
     Capitalized research and development ....        290         500
     Gross deferred tax assets ...............     12,920      11,600
     Valuation allowance .....................    (12,920)    (11,600)
                                                 --------    --------
     Net deferred tax assets .................   $     --    $     --
                                                 ========    ========

     The valuation allowance increased by $1,320,000 and $790,000 in fiscal years 1999 and 1998, respectively.

     At  June  30,  1999,   and  1998,   the  Company  had  net  operating  loss
carryforwards for federal and state income tax purposes of approximately $32,000,000 and $12,000,000 respectively, which expire in tax years 1999 through 2018. The Company has federal tax credit carryforwards of approximately $800,000 which expire in tax years 2006 through 2018.

     During the years ended June 30, 1991 and 1994, the Company experienced a "change in ownership" as defined by Section 382 of the Internal Revenue Code. As
a  result,   utilization   of  the  Company's  net  operating  loss
and credit carryforwards incurred prior to the "change in ownership" may be subject to an annual limitation. If additional "changes in ownership" should occur, the availability of the Company's net operating loss and credit carryforwards incurred subsequent to the 1994 "change in ownership" may also be subject to an annual limitation and may expire before ultimately becoming available to reduce future income tax liabilities.

Note 5. Notes Payable

     In January 1999, the Company received a loan of $200,000 from Merz. The loan, which bears interest at a rate of 8% per year, is required to be repaid from any funds received by NTI upon Merz signing an agreement with a third party regarding the development and marketing of Memantine. If no such agreement is completed, the loan is due and payable on December 31, 2000. In lieu of NTI's repayment of the principal and interest on the loan, Merz has the right to exercise an option at its sole discretion to receive shares of NTI common stock at the stock price of $1.20 per share. As of June 30, 1999, if Merz exercises this option, NTI would be obligated to issue Merz 173,333 shares of common stock.

Note 6. Related Party Transaction

     The President and Chief Executive Officer of the Company is a member of the board of directors of a company that provided the Company with consulting services. Amounts paid to this company for such services totaled $409,000 and $90,000 in the years ended June 30, 1998 and 1997, respectively (none in 1999).

Note 7. Events Subsequent  to Date of Report of Independent Auditors (Unaudited)

     In August 1999, the Company entered into another agreement with Merz pursuant to which the Company can borrow up to $1.5 million to support the Phase IIB trial of Memantine for neuropathic pain. As of September 15, 1999, the Company has borrowed $500,000 pursuant to this agreement. The principal and interest of the Merz loans are convertible into common stock of the Company at Merz' option. The terms of the Merz loan agreement also require that future license fees, royalties, and other consideration received by the Company for the licensing of its products and technologies be used to repay the loan.

     In November 1999, the Company sold 5,238,750 shares of common stock for gross proceeds of approximately $4.2 million in a private financing. Approximately $1.23 million of the proceeds were used to repay the outstanding principal and interest on loans from Merz.

                       NEUROBIOLOGICAL TECHNOLOGIES, INC.
                          (A development stage company)

                            CONDENSED BALANCE SHEETS
                                   (Unaudited)

                                                              September 30,     June 30,
                                                                  1999            1999
                                                              ------------    ------------
ASSETS
Current assets:
   Cash and cash equivalents ..............................   $    546,830    $    201,202
   Prepaid expenses and other .............................         49,391          43,833
                                                              ------------    ------------
     Total current assets .................................        596,221         245,035
   Property and equipment, net ............................          3,468           3,796
                                                              ------------    ------------
                                                              $    599,688    $    248,831
                                                              ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued expenses ..................   $    950,081    $    934,839
   Note payable to shareholder ............................      1,200,000         200,000
                                                              ------------    ------------
     Total current liabilities ............................      2,150,081       1,134,839
Stockholders' equity (deficit):
   Convertible preferred stock, $.001 par value,
     5,000,000 shares authorized, 2,332,000 outstanding
     at September 30, 1999 and June 30, 1999 ..............      1,166,000       1,166,000
   Common stock, $.001 par value, 25,000,000 shares
     authorized, 7,943,113 outstanding at September 30,
     1999 and 7,563,575 at June 30, 1999 .................      30,102,092      29,985,352
   Deficit accumulated during development stage ...........    (32,818,485)    (32,037,360)
                                                              ------------    ------------
      Total stockholders' equity (deficit) ................     (1,550,393)       (886,008)
                                                              ------------    ------------
                                                              $    599,688    $    248,831
                                                              ============    ============

See accompanying notes.

                       NEUROBIOLOGICAL TECHNOLOGIES, INC.
                          (A development stage company)

                       CONDENSED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                          Three months ended           Period from
                                            September 30,            August 27, 1987
                                      --------------------------  (inception) through
                                          1999           1998      September 30, 1999
                                          ----           ----      ------------------
REVENUES
   License ........................   $        --    $        --      $  2,100,000
   Grant ..........................            --             --           149,444
                                      -----------    -----------      ------------
     Total revenue ................            --             --         2,249,444

EXPENSES
   Research and development .......       535,938        440,573        25,604,624
   General and administrative .....       246,707        222,036        11,643,279
                                      -----------    -----------      ------------
     Total expenses ...............       782,645        662,609        37,247,903
Operating loss ....................      (782,645)      (662,609)      (34,998,459)
Interest income ...................         1,521         23,008         2,179,975
                                      -----------    -----------      ------------
NET LOSS ..........................   $  (781,124)   $  (639,601)     $(32,818,484)
                                      ===========    ===========      ============

BASIC AND DILUTED
   NET LOSS PER SHARE .............   $     (0.10)   $     (0.08)
                                      ===========    ===========
   Shares used in basic and diluted
     net loss per share calculation     7,690,088      7,553,699
                                      ===========    ===========

See accompanying notes.

                       NEUROBIOLOGICAL TECHNOLOGIES, INC.
                          (A development stage company)

                       CONDENSED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                               Period from
                                                  Three months ended         August 27, 1987
                                                     September 30,            (inception)
                                                  -------------------           through
                                                  1999           1998       September 30, 1999
                                                  ----           ----       ------------------
OPERATING ACTIVITIES:
Net loss ..................................   $  (781,124)   $  (639,601)      $(32,818,484)
Adjustments to reconcile net loss to
   net cash used in operating activities:
   Depreciation and amortization ..........           328         15,718            638,534
   Issuance of common stock and warrants
     for license rights and services ......            --             --            139,775
Changes in assets and liabilities:
   Prepaid expenses and other .............        (5,558)        (2,268)           (49,391)
   Accounts payable and accrued expenses ..        15,242        (51,364)           950,081
                                              -----------    -----------       ------------
Net cash used in operating activities .....      (771,112)      (677,515)       (31,139,485)
                                              -----------    -----------       ------------

INVESTING ACTIVITIES:
Purchase of investments ...................            --             --        (33,839,678)
Sale of investments .......................            --             --         33,839,678
Purchases of property and equipment, net ..            --             --           (358,940)
Additions to patents and licenses .........            --             --           (283,062)
                                              -----------    -----------       ------------
Net cash used in investing activities .....            --             --           (642,002)

FINANCING ACTIVITIES:
Proceeds of short-term borrowings .........     1,000,000             --          1,435,000
Issuance of common stock, net .............       116,740             --         22,735,235
Issuance of preferred stock, net ..........            --             --          8,158,082
                                              -----------    -----------       ------------
Net cash provided by financing activities .     1,116,740             --         32,328,317
                                              -----------    -----------       ------------
Increase (decrease) in cash and
   cash equivalents .......................       345,628       (677,515)           546,830
Cash and equivalents at beginning of period       201,202      2,020,886                 --
                                              -----------    -----------       ------------
Cash and equivalents at end of period .....   $   546,830    $ 1,343,371       $    546,830
                                              ===========    ===========       ============

See accompanying notes.

                     NOTES TO CONDENSED FINANCIAL STATEMENTS

                                   (UNAUDITED)

                               SEPTEMBER 30, 1999

Note 1 - Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

     The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended June 30, 2000. For further information, refer to the financial statements and footnotes thereto included in the Company's Form 10-KSB for the fiscal year ended June 30, 1999.

     Subsequent to quarter ending, the Company raised approximately $4.2 million in a private placement and repaid the outstanding principal and interest on loan from Merz + Co. GmbH & Co. ("Merz") in the aggregate amount of approximately $1.23 million. The Company believes that its available cash and cash equivalents of $547,000 as of September 30, 1999, combined with the net proceeds from the private placement subsequent to the quarter ending, are adequate to fund its operations through this fiscal year ending June 30, 2000. The Company will need to raise substantial additional capital to fund subsequent operations beyond the fiscal year ending June 30, 2000. The Company intends to seek funding through public or private financings, collaborative or other arrangements with corporate partners, or from other sources. However, there can be no assurance that funding will be available on favorable terms from any of these sources, if at all. If such funding is unavailable, the Company will be required to delay, scale back, or eliminate one or more of its research, discovery, or development projects, including clinical trials, and to make future reductions in workforce. The Company will also need to consider obtaining funds through entering into arrangements with collaborative partners or others which may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would not otherwise relinquish. and other restructuring alternatives, including the license or sale of certain of its assets and technology, discontinuing operations or liquidation.

Basic and Diluted Net Loss Per Share

     Net loss per share is presented under the requirements of Financial Accounting Standards Board ("FAS") No. 128, "Earnings per Share." Basic loss per share is computed based on the average shares of common stock outstanding and excludes any effects of options, warrants, and convertible securities.

     Potentially dilutive securities such as options, warrants, and convertible preferred stock, have also been excluded from the computation of diluted net loss per share as their effect is antidilutive.

Note 2 - Notes Payable to Shareholders

     In April 1999, the Company entered into a $200,000 convertible loan agreement with Merz. At its option, Merz may convert any amounts borrowed under the loan agreement, plus interest into common stock of NTI at a price of $1.20 per share. As of September 30, 1999, if Merz exercises this option to convert, NTI would be obligated to issue Merz approximately 176,667 shares of common stock.

     In August 1999, the Company entered into a convertible loan agreement with Merz pursuant to which the Company can borrow up to $1,500,000. As of September 30, 1999, the Company has borrowed $1,000,000 under this agreement. At its option, Merz may convert any amounts borrowed under the loan agreement, plus interest, into common stock of NTI at a price of $1.05 per share. As of September 30, 1999, if Merz converted all outstanding principal and interest under the loan, NTI would be obligated to issue Merz approximately 957,143 shares of common stock.

Note 3 - Subsequent Events

     In November 1999, the Company sold 5,238,750 shares of common stock for gross proceeds of approximately $4.2 million in a private financing. Approximately $1.23 million of the proceeds were used to repay the outstanding principal and interest on loans from Merz.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 24. Indemnification of Directors and Officers

     The registrant has the power to indemnify its officers and directors against liability for certain acts pursuant to Section 145 of the General Corporation Law of the State of Delaware. Article VIII, Sections A, B and C of the registrant's Restated Certificate of Incorporation provide as follows:

     "A. No Personal Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as director, except for liability (a) for any breach of the director's duty to loyalty to the Corporation and its stockholders; (b) for act or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) for any transaction from which the director derived an improper personal benefit.

     B. Indemnification. Each person who is or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative , is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in the second paragraph hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this section shall be a contract right and shall include the right to be paid by the Corporation any expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

     If a claim under the first paragraph of this section is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant had not met the applicable standard of conduct.

     The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     C. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law."

     In addition, Article V of the registrant's Bylaws provides as follows:

     "Section 1. Actions Other Than by or in the Right of the Corporation. Subject to Section 4 of this Article V, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Section 2. Actions Other Than by or in the Right of the Corporation. Subject to Section 4 of this Article V, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

     Section 3. Success on the Merits. To the extent that any person described in Section 1 or 2 of this Article V has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in said Sections, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 4. Specific Authorization. Any indemnification under Section 1 or 2 of this Article V (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in
Section 1 or 2, as the case may be, of this Article V. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders of the corporation.

     Section 5. Advance Payment. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the manner provided for in Section 4 of this Article V upon receipt of an undertaking by or on behalf of any person described in said Section to repay such amount unless it shall ultimately be determined that he is entitled to indemnification by the corporation as authorized in this Article V.

     Section 6. Non-exclusivity. The indemnification and advancement of expenses provided by this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent of the corporation and shall inure to the benefit of the heirs, executors and administrators of such a person; provided, however, that any repeal or amendment of any of the provisions of this Article V shall not adversely affect any right or protection of any indemnitee existing at the time of such repeal or amendment.

     Section 7. INSURANCE. The board of directors may authorize, by a vote of the majority of the full board, the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article V.

     Section 8. Severability. If any word, clause or provision of this Article V or any award made hereunder shall for any reason be determined to be invalid, the provisions hereof shall not otherwise be affected thereby but shall remain in full force and effect.

     Section 9. Intent of Article. The intent of this Article V is to provide for indemnification to the fullest extent not prohibited by section 145 of the General Corporation Law of Delaware. To the extent that such Section or any successor section may be amended or supplemented from time to time, this Article V shall be amended automatically and construed so as to permit indemnification to the fullest extent from time to time not prohibited by law."

Item 25. Other Expenses of Issuance and Distribution

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

     Securities and Exchange Commission
        Registration Fee ..................................    $ 6,431
     Legal fees and expenses ..............................    $30,000
     Printing and engraving expenses ......................    $ 3,800
     Accounting fees and expenses .........................    $13,200
     Miscellaneous ........................................    $   569
                                                               -------
              TOTAL: ......................................    $54,000
                                                               =======

Item 26. Recent Sales of Unregistered Securities

     From September through November 1999, NTI raised approximately $4.3 million through the sale of 1,086,940 units of the Company's securities in a private placement. The purchase price was $4.00 per unit. Each unit consisted of 5 shares of Common Stock and one warrant to purchase 2 shares of Common Stock at an exercise price of $1.75 per share (exercisable for 5 years). The Company sold units to accredited investors and relied on Rule 506 of Regulation D to exempt the sale from negotiations under the Securities Act.

     In August 1999, the Company entered into a convertible loan agreement with Merz pursuant to which the Company can borrow up to $1,500,000. As of September 15, 1999, the Company has borrowed $500,000 under this agreement. At its option, Merz may convert any amounts borrowed under the loan agreement, plus interest into common stock of NTI. If Merz converted all outstanding principal and interest under the loan, NTI would be obligated to issue Merz approximately 482,540 shares of common stock. The Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") to exempt the sale from registration under the Securities Act.

     In April 1999, NTI raised $1,166,000 through the sale of 466,400 units of the Company's securities in a private placement. The purchase price was $2.50 per unit. Each unit consisted of 5 shares of Series A preferred stock and one warrant to purchase 2 shares of common stock at an exercise price of $1.00 per share (exercisable for 5 years). The Series A preferred stock is convertible into common stock on a one-for-one basis, subject to antidilution adjustment, votes together with the common stock on an as-converted basis and has preferences with respect to dividends and liquidation. The Company sold the units to 31 accredited investors and relied on Rule 506 of Regulation D to exempt the sale from registration under the Securities Act.

     In January 1999, the Company entered into a $200,000 convertible loan agreement with Merz. At its option, Merz may convert outstanding principal and interest into shares of NTI common stock at a price of $1.20 per share. As of June 30, 1999, if Merz exercises this option to convert, NTI would be obligated to issue Merz approximately 173,333 shares of common stock. The Company relied on Section 4(2) of the Securities Act to exempt the sale from registration under the Securities Act.

     In March 1998, NTI raised $555,725 through the sale of 1,010,410 units of the Company's securities in a private placement. The purchase price was $0.55 per unit. Each unit consisted of one share of the Company's common stock, one Class A warrant to purchase common stock at an exercise price of $0.75 per share (exercisable for 18 months) and one Class B warrant to purchase common stock at an exercisable price of $1.50 per share (exercisable for 3 years). The Company sold the units to 16 accredited investors and relied on Rule 506 of Regulation D to exempt the sale from registration under the Securities Act.

Item 16. Exhibits

     Exhibit                     Description
     -------                     -----------
        5      Opinion of Heller, Ehrman, White & McAuliffe*
       10.1    Form of Subscription Agreement*
       10.2    Form of Warrant*
       10.3    Warrant to purchase up to 431,000 shares of common stock*
       10.4    Letter Agreement with AmeriCal Securities, Inc.*
       23.1    Consent of Heller, Ehrman, White & McAuliffe*
               (filed as part of Exhibit 5)
       23.2    Consent of Ernst & Young LLP, Independent Auditors

       *  Previously filed as an exhibit to this Registration Statement.


Item 17. Undertakings

     A. The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs A(1)(i) and A(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, in the City of Richmond, State of California, on this 20th day of January, 2000.


                                     NEUROBIOLOGICAL TECHNOLOGIES, INC.

                                     By: /s/ Paul E. Freiman
                                         ---------------------------------------
                                         Paul E. Freiman
                                         President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Paul E. Freiman         President, Chief Executive          January 20, 2000
--------------------------  Officer (Principal Executive
Paul E. Freiman             and Principal Financial Officer
                            and Principal Accounting Officer)
                            and Director

                    *       Chairman of the Board               January 20, 2000
--------------------------
Abraham E. Cohen

                    *       Director                            January 20, 2000
--------------------------
Enoch Callaway

                    *       Director                            January 20, 2000
--------------------------
Theodore L. Eliot, Jr.

                    *      Director                             January 20, 2000
--------------------------
Abraham D. Sofaer

                    *       Director                            January 20, 2000
--------------------------
John B. Stuppin



*By: /s/ Paul E. Freiman
     ---------------------
     Paul E. Freiman
     Attorney-in-fact

                       NEUROBIOLOGICAL TECHNOLOGIES, INC.

                                Index to Exhibits

                                                                    Sequentially
                                                                      Numbered
Exhibit                           Description                           Pages
-------                           -----------                       ------------


 5        Opinion of Heller, Ehrman, White & McAuliffe*
10.1      Form of Subscription Agreement*
10.2      Form of Warrant*
10.3      Warrant to purchase up to 431,000 shares of common stock*
10.4      Letter Agreement with AmeriCal Securities, Inc.*
23.1      Consent of Heller, Ehrman, White & McAuliffe*
          (filed as part of Exhibit 5)
23.2      Consent of Ernst & Young LLP, Independent Auditors

* Previously filed as an exhibit to this Registaration Statement.